FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

For the month of February

HSBC Holdings plc
42nd Floor, 8 Canada Square, London E14 5HQ, England
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).
Form 20-F X Form 40-F
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).
Yes  No X
(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   ).

HSBC HOLDINGS PLC

2017 RESULTS - HIGHLIGHTS
Strategic execution

●	Delivered growth from our international network with a 6% increase in transaction banking product revenue and a 13% rise in revenue synergies between global businesses compared with 2016.

●
Achieved annualised run-rate savings of $6.1bn since our Investor Update in 2015, while continuing to invest in growth, and regulatory programmes and compliance; exit run-rate in line with 2014 adjusted cost base.

●	Exceeded our RWA reduction target; extracting a total of $338bn of RWAs from the business since the start of 2015.

●	Pivot to Asia generating returns and driving over 75% of Group reported and adjusted profit in 2017.

●	Delivered a return on equity of 5.9% in 2017, up from 0.8% in 2016. We will continue to invest for growth and manage our capital efficiently to achieve our medium term ROE target of >10%.

Stuart Gulliver, Group Chief Executive, said:
"These good results demonstrate the strength and potential of HSBC. All our global businesses grew adjusted profits and we concluded the transformation programme that we started in 2015. HSBC is simpler, stronger, and more secure than it was in 2011. It has been my great privilege to lead HSBC for the last seven years, and in handing over to John I am confident the organisation is in great hands."

John Flint, Group Chief Executive Designate, said:
"These results and the achievements of the last couple of years give us a great platform to build on. I am working with the management team and the Board to evolve our strategy and execute it at pace, and I will update shareholders on this work by our half year results. The fundamentals of HSBC will remain the same as they always have - strong funding and liquidity, strong capital, and a conservative approach to credit."

Financial performance

●
Reported profit before tax of $17.2bn was up $10.1bn or 141% on 2016, in part reflecting favourable movements in significant items, which included a loss on sale and trading results of the operations in Brazil that we sold on 1 July 2016; adjusted profit before tax of $21.0bn was $2.1bn or 11% higher, as revenue growth and lower LICs more than offset higher operating expenses.

●
Reported revenue of $51.4bn was $3.5bn or 7% higher, in part due to adverse fair value movements on our own debt in 2016, which are now reported in other comprehensive income. This was partly offset by the adverse impact of foreign currency translation; adjusted revenue of $51.5bn rose by $2.2bn or 5%, primarily driven by higher revenue in our three main global businesses.

●
Reported LICs of $1.8bn were $1.6bn or 48% lower, in part reflecting the impact of the sale of our operations in Brazil in 2016 of $0.7bn; adjusted LICs of $1.8bn fell by $0.8bn, spread across our Commercial Banking and Retail Banking and Wealth Management businesses.

●
Reported operating expenses of $34.9bn fell by $4.9bn or 12% due to lower significant items, which included a $3.2bn write-off of goodwill in our Global Private Banking business in Europe in 2016; adjusted operating expenses of $31.1bn were $1.1bn or 4% higher, lifted by investments in business growth programmes and higher performance-related pay.

●	Positive adjusted jaws of 1%.

●	Strong capital base with a common equity tier 1 ('CET1') ratio 14.5% and a leverage ratio of 5.6%.

●	Maintained the dividend at $0.51 per ordinary share; total dividends in respect of 2017 of $10.2bn; confident of maintaining at this level.

●	Share buybacks as and when appropriate, subject to the execution of targeted capital actions and regulatory approval.

●	Additional Tier 1 Capital issuance of between $5bn to $7bn planned during the first half of 2018.

Financial highlights and key ratios
		Year ended 31 Dec
		2017	2016	Change
	Footnotes	$m	$m	%
Reported profit before tax		17,167	7,112	141.4
Adjusted profit before tax	1	20,990	18,934	10.9
Return on average ordinary shareholders' equity (annualised)		5.9%	0.8%
Adjusted jaws	2	1.0%
For footnotes, see page 2.
We use adjusted performance to understand the underlying trends in the business. The main differences between reported and adjusted are foreign currency translation and significant items.

Capital and balance sheet
	At 31 Dec
	2017	2016	Change
Common equity tier 1 ratio	14.5%	13.6%
Leverage ratio	5.6%	5.4%
	$m	$m	$m
Loans and advances to customers	962,964	861,504	101,460
Customer accounts	1,364,462	1,272,386	92,076
Risk-weighted assets ('RWAs')	871,337	857,181	14,156

Registered Office and Group Head Office: 8 Canada Square, London E14 5HQ, United Kingdom Web: www.hsbc.com Incorporated in England with limited liability. Registered number 617987

Highlights

		Year ended 31 Dec
		2017	2016
	Footnote	$m	$m
Reported
Revenue	3	51,445	47,966
Loan impairment charges and other credit risk provisions		(1,769)	(3,400)
Operating expenses		(34,884)	(39,808)
Profit before tax		17,167	7,112

Adjusted
Revenue	3	51,524	49,290
Loan impairment charges and other credit risk provisions		(1,769)	(2,594)
Operating expenses		(31,140)	(30,084)
Profit before tax		20,990	18,934

Significant items affecting adjusted performance
Revenue
Customer redress programmes		(108)	2
Debit valuation adjustment on derivative contracts		(373)	26
Fair value movements on non-qualifying hedges		128	(687)
Gain on disposal of our investment in Vietnam Technological and Commercial Joint Stock Bank		126	-
Gain on disposal of our membership interest in Visa - Europe		-	584
Gain on disposal of our membership interest in Visa - US		308	116
Gain/(loss) and trading results from disposed-of operations in Brazil		19	(273)
Investment in new businesses		(99)	-
Other acquisitions, disposals and dilutions		78	-
Own credit spread		-	(1,792)
Portfolio disposals		(158)	(163)
Loan impairment charge and other credit risk provisions ('LICs')
Trading results from disposed-of operations in Brazil		-	(748)
Operating expenses
Costs associated with portfolio disposals		(53)	(28)
Costs associated with the UK's exit from the EU		(28)	-
Costs to achieve		(3,002)	(3,118)
Costs to establish UK ring-fenced bank		(392)	(223)
Customer redress programmes		(655)	(559)
Gain on partial settlement of pension obligation		188	-
Impairment of Global Private Banking - Europe goodwill		-	(3,240)
Regulatory provisions in Global Private Banking		(164)	(344)
Settlements and provisions in connection with legal matters		362	(681)
Trading results from disposed-of operations in Brazil		-	(1,059)
Share of profit in associates and joint ventures
Trading results from disposed-of operations in Brazil		-	(1)

1	Adjusted performance is computed by adjusting reported results for the year-on-year effects of foreign currency translation differences and significant items which distort year-on-year comparisons.

2	Includes UK bank levy.

3	Net operating income before loan impairment charges and other credit risk provisions, also referred to as revenue.

2	HSBC Holdings plc 2017 Results

Statement by Mark E Tucker, Group Chairman
With an international network covering 90% of global trade flows and a leading presence in the world's fastest growing region, we are in a prime position to help our customers capitalise on broad-based global growth.

Our 2017 results demonstrate both the strength and the potential of the Group. A large increase in reported profit before tax reflected both a healthy business and the non-recurrence of significant items from 2016. All of our global businesses grew adjusted profits and our three main global businesses generated improved adjusted revenue.

Strong revenue growth more than covered the cost of business investment, and increased lending laid a foundation for future performance. Asia again contributed a substantial proportion of the Group's profits, particularly in Commercial Banking and Retail Banking and Wealth Management. Together, this delivered an adjusted Group profit before tax of $21bn, up 11% on 2016.

This performance has enabled us to approve an unchanged fourth interim dividend of $0.21. This brings the total dividend for 2017 to $0.51, representing a total shareholder return of 24% for 2017.

Board changes
As I start my first full year as Group Chairman, I am very grateful to my predecessor, Douglas Flint, and to Stuart Gulliver for ensuring a smooth handover. They steered HSBC through challenging waters during and after the global financial crisis, and renewed HSBC's reputation as one of the world's strongest and safest international banks. They have passed on a strong legacy.

My first responsibility as Group Chairman was to appoint a successor to Stuart who would be capable of building on his achievements while further enhancing the qualities that make HSBC unique. With an exceptional record of managing a diverse range of international businesses and a deep understanding of HSBC's heritage and culture, John Flint was clearly the outstanding candidate. The Board and I look forward to working closely with John and his management team.

2017 also saw other Board changes as we said goodbye to Rachel Lomax, Sam Laidlaw and Paul Walsh. All three provided valuable service and wise counsel to the Board and I thank them warmly for their advice and support. I am especially grateful to Rachel for her excellent work as the Senior Independent Director and to Sam for his thoughtful leadership of the Nomination Committee.

The year ahead
The Board is focused on sustaining resilience by enhancing reputation and performance. We will further develop our strategy to deliver value to all of our stakeholders within a governance framework that provides stability, prudence and effective oversight.

We expect the world's major economies to show reasonable growth in 2018, helped by relatively low unemployment, recovering consumer confidence and improving trade. Fears of a hard landing in China have receded, and markets across Asia look set for a strong year. The anticipated conclusion of large regional trade agreements in 2018, mostly involving Asian nations, also provides cause for optimism. With an international network covering 90% of global trade flows and a leading presence in the world's fastest growing region, we are in a prime position to help our customers capitalise on this broad-based global growth.

While we are optimistic about the prospects for the global economy, rising international tensions, the threat of protectionism and a lack of inclusive growth all have the potential to disrupt economic activity. We continue to model and anticipate a wide range of scenarios as part of our day-to-day risk management, to cover unlikely but not impossible events. As a well-diversified business underpinned by historically stable revenue generation and significant capital strength, HSBC is well equipped to manage the risks and uncertainty inherent in today's world.

Transparency and disclosure
Last year, we published a range of environmental, social and governance ('ESG') metrics to enable investors and customers to assess our non-financial performance. The data we disclose will continue to evolve as we learn more about what our stakeholders find useful and improve our ability to collect the necessary information. We will publish our next ESG Update on our website in April 2018.

We are also making our first disclosure under the terms of the Financial Stability Board's Task Force on Climate-related Financial Disclosures. This can be found on page 27 of the Annual Report and Accounts 2017. As one of the world's largest international banks, we take seriously our responsibility to help develop a voluntary, consistent and comparable system of climate-related financial disclosure. We intend to continue to expand and improve the quality and specificity of these disclosures, and to encourage all those who work with us to do the same.

Supporting our people
It is important not just to achieve good results, but to do so in a way that treats all of our stakeholders - employees, customers, regulators and shareholders - in a fair and transparent way. We are committed to holding ourselves to account in meeting that aim, and to being accountable to our stakeholders for our actions.

As part of this commitment, the Board and I are determined to ensure that HSBC remains a place where all our people have the opportunity to fulfil their potential in a nurturing environment that encourages the right behaviour. Our stakeholders expect honesty and integrity and we will continue to promote a culture in which people do the right thing.

My special thanks are due on behalf of the Board to each of the 229,000 people who work for HSBC around the world. In my short time as Group Chairman I have been enormously impressed by the effort, energies and ability of our people in each country I have visited. These results are a testament to their hard work and dedication.

HSBC Holdings plc 2017 Results	3

Review by Stuart Gulliver, Group Chief Executive
HSBC is simpler, stronger and more secure than it was in 2011, and better able to connect customers to opportunities in the world's fastest growing regions.

2017 was an important year for HSBC. We completed the transformation programme that we started in 2015, maximising the benefits of our network and increasing our competitive advantages. By the end of the year we had exceeded our risk-weighted asset and cost-saving targets, rebuilt our Mexico business, delivered revenue growth from our international network in excess of global economic growth, and accelerated investment in our operations in Asia. We also opened new businesses and launched products that considerably strengthen the service that we offer our international clients.

These achievements, and the work that preceded them, were a critical factor in delivering a strong financial performance in 2017. The strength of our three main global businesses generated significant increases in both reported and adjusted Group profit before tax ('PBT'), while reported PBT also benefited from the non-recurrence of a number of large significant items from 2016. Adjusted PBT and adjusted revenue were up in four out of five regions. We grew adjusted revenue faster than adjusted costs, and continued to increase our market share in strategic product areas.

Business performance
Retail Banking and Wealth Management had an excellent 2017, with strong adjusted revenue increases across a number of business lines. In Retail Banking, interest rate rises helped to grow revenue as our robust balance sheet and capital strength continued to attract deposits, particularly in Hong Kong. We continued to grow lending in our target markets, especially Hong Kong, the UK and Mexico. Wealth Management benefited from improving customer investment appetite, strong product sales across all categories and the impact of market movements on our life insurance manufacturing businesses.

Commercial Banking adjusted revenue grew well on the back of an outstanding performance in Global Liquidity and Cash Management. Higher lending volumes helped Credit and Lending overcome the impact of narrower spreads. Global Trade and Receivables Finance revenue stabilised after a difficult 2016 and we increased our share of major markets, including trade finance in Hong Kong and receivables finance in the UK. HSBC was voted market leader for trade finance in Euromoney's annual trade finance survey in January 2018.

Global Banking and Markets grew adjusted revenue, driven particularly by strong growth in Global Liquidity and Cash Management, and Securities Services. Growth in the first three quarters of the year in Markets and Banking enabled both to withstand the effects of subdued market activity in the fourth quarter.

Global Private Banking adjusted revenue reflected the impact of historical repositioning, but was stable over the course of 2017. The business grew adjusted revenue by 10% in its target markets.

Our strong revenue generation meant that the Group achieved positive adjusted jaws in 2017. We accelerated investment to grow the business, particularly in Retail Banking and Wealth Management, which contributed to an increase in adjusted costs. Performance-related compensation also grew in line with profit before tax.

Adjusted loan impairment charges were significantly lower than 2016, mainly due to improved conditions in the oil and gas industry in North America.

Our strong common equity tier one ratio of 14.5% included the effect of recent changes in US tax legislation, which reduced our capital position by 9 basis points. It also included the impact of our most recent $2bn share buy-back. In 2017, we returned a total of $3bn to shareholders through share buy-backs and paid more in dividends than any other European or American bank. We achieved this while maintaining one of the strongest capital ratios in the industry.

Strategic actions
The strength of our business is due in large part to the strategic actions that we first announced in June 2015. This programme concluded at the end of 2017 with eight out of ten actions completed on time and on target (see pages 12 to 13 of the Annual Report and Accounts 2017).

HSBC is much more capital efficient and capable of producing stronger returns for investors as a consequence of these actions. Our cost-reduction programmes have enabled us to absorb the cost of growing the business and protecting HSBC from financial crime, while improving the efficiency and security of our processes.

Our previously underperforming Mexico business is increasingly profitable and well positioned for further growth. Whilst our US business remains a work in progress, it is a valuable source of business for other regions and continues to make important progress. We also completed the run-off of our legacy US consumer and mortgage lending portfolio, bringing an end to a difficult chapter in HSBC's recent history.

Our international network is now much better able to connect customers to opportunities and delivering revenue growth above that of the global economy. 53% of client revenue now comes from international clients, up from 50% in 2015. Global Liquidity and Cash Management in particular is now a major component of the bank's success, and Global Trade and Receivables Finance has extended its leadership of the global trade finance market.

The Group's business mix is more oriented towards Asia, improving our ability to channel the economic and social changes taking place within the world's fastest growing region. Asia contributes a larger proportion of the Group's profits than in 2015, reflecting regional investment in growing our loan book, building our insurance and asset management businesses, and connecting customers to opportunities within the region.

We continued to expand our presence in mainland China with the launch of new retail banking products and increased lending in the Pearl River Delta. In December we launched HSBC Qianhai Securities, the first securities joint venture in mainland China to be majority-owned by an international bank. This allows us to offer our clients increased access to China's rapidly expanding capital markets and provides an unprecedented opportunity to establish and grow a securities business in mainland China with strong international standards. This underlines our status as the leading international bank in mainland China.

We won a number of significant new business mandates related to the China-led Belt and Road Initiative in 2017, and opened new China desks in Poland, Luxembourg, Thailand and Macau to capture further opportunities. We now have a total of 24 China desks aimed at supporting Chinese businesses with global outbound ambitions, 20 of which are along the 'Belt and Road' routes. In November we were named 'Best Bank for Belt and Road' at the FinanceAsia Achievement Awards 2017.

4	HSBC Holdings plc 2017 Results

Fighting financial crime
For the past five years, we have been weaving Global Standards into the fabric of HSBC. The investment that we have made in our financial crime risk management capabilities has considerably strengthened our ability to protect the integrity of the financial system. We have assembled a highly expert team which is helping to shape the debate about our industry's role in the fight against financial crime. We have made great strides in building a compliance function fit for the many evolving challenges we face, and built partnerships to combat financial crime with regulatory and law enforcement authorities around the world.

The expiration in December of the five-year deferred prosecution agreement that we entered into with the US Department of Justice in 2012 ('AML DPA') was an important milestone for HSBC. Nevertheless, exiting the AML DPA was a product rather than the focus of the essential work that we have done to transform our compliance capabilities and protect the financial system. This work will continue as we seek to ensure that the changes we have made are effective and sustainable. Combating financial crime is a never-ending exercise and will be a constant focus for the Group's management.

Thank you
As I prepare to pass on the stewardship of HSBC to my successor, I am proud of our achievements of the last seven and a half years. After the most extensive transformation programme in HSBC's 153 year history, HSBC is simpler, stronger and more secure than it was in 2011, and better able to connect customers to opportunities in the world's fastest growing regions. We have also delivered excellent value to shareholders through a higher share price, $64.7bn in declared dividends and $5.5bn in share buy-backs, representing a total shareholder return of 70.3% from 2011 to the end of 2017.

I am pleased to be handing over to such a capable successor as John Flint, whose intimate knowledge of HSBC and its culture will be a considerable asset to the bank and its clients. I am grateful to my colleagues on the Group Management Board for their support since 2011, and to Douglas Flint and Mark Tucker for their backing.

Finally, my sincere thanks go to all of my HSBC colleagues around the world, past and present, whose hard work and commitment are the foundation of the bank's success. It has been my privilege to work with them for the last 38 years.

HSBC Holdings plc 2017 Results	5

Financial summary

		Year ended 31 Dec
		2017	2016
	Footnote	$m	$m
For the year
Profit before tax		17,167	7,112
Profit attributable to:
- ordinary shareholders of the parent company		9,683	1,299
Dividends declared on ordinary shares		10,193	10,099
At the year-end
Total shareholders' equity		190,250	175,386
Total regulatory capital		182,383	172,358
Customer accounts		1,364,462	1,272,386
Total assets		2,521,771	2,374,986
Risk-weighted assets		871,337	857,181
Per ordinary share		$	$
Basic earnings		0.48	0.07
Dividends	1	0.51	0.51
Net asset value		8.35	7.91
Share information
Number of $0.50 ordinary shares in issue (millions)		20,321	20,192

1	Dividends per ordinary share declared in the year.

Distribution of results by global business

Adjusted profit/(loss) before tax
	Year ended 31 Dec
	2017		2016
	$m	%	$m	%
Retail Banking and Wealth Management	6,478	30.9	5,236	27.7
Commercial Banking	6,780	32.3	5,904	31.2
Global Banking and Markets	5,774	27.5	5,509	29.1
Global Private Banking	296	1.4	272	1.4
Corporate Centre	1,662	7.9	2,013	10.6
Profit before tax	20,990	100.0	18,934	100.0

Distribution of results by geographical region

Reported profit/(loss) before tax
	Year ended 31 Dec
	2017		2016
	$m	%	$m	%
Europe	(1,864)	(10.8)	(6,774)	(95.2)
Asia	15,329	89.3	13,779	193.7
Middle East and North Africa	1,501	8.7	1,503	21.1
North America	1,601	9.3	185	2.6
Latin America	600	3.5	(1,581)	(22.2)
Profit before tax	17,167	100.0	7,112	100.0

6	HSBC Holdings plc 2017 Results

HSBC adjusted profit before tax and balance sheet data
		2017
		Retail Banking and Wealth Management	Commercial Banking	Global Banking and Markets	Global Private Banking	Corporate Centre	Total
	Footnotes	$m	$m	$m	$m	$m	$m
Net interest income/(expense)		13,959	9,062	4,886	816	(439)	28,284
Net fee income/(expense)		5,156	3,518	3,489	704	(56)	12,811
Net trading income	1	453	539	5,995	170	807	7,964
Other income	2	719	104	721	13	908	2,465
Net operating income before loan impairment charges and other credit risk provisions	3	20,287	13,223	15,091	1,703	1,220	51,524
- external		17,040	13,383	16,378	1,438	3,285	51,524
- inter-segment		3,247	(160)	(1,287)	265	(2,065)	-
Loan impairment (charges)/recoveries and other credit risk provisions		(980)	(496)	(459)	(16)	182	(1,769)
Net operating income		19,307	12,727	14,632	1,687	1,402	49,755
Total operating expenses		(12,847)	(5,947)	(8,858)	(1,391)	(2,097)	(31,140)
Operating profit/(loss)		6,460	6,780	5,774	296	(695)	18,615
Share of profit in associates and joint ventures		18	-	-	-	2,357	2,375
Adjusted profit before tax		6,478	6,780	5,774	296	1,662	20,990
		%	%	%	%	%	%
Share of HSBC's adjusted profit before tax		30.9	32.3	27.5	1.4	7.9	100.0
Adjusted cost efficiency ratio		63.3	45.0	58.7	81.7	171.9	60.4
Adjusted balance sheet data		$m	$m	$m	$m	$m	$m
Loans and advances to customers (net)		346,148	316,533	252,474	40,326	7,483	962,964
Interests in associates and joint ventures		366	-	-	-	22,378	22,744
Total external assets		468,281	348,243	980,485	45,745	679,017	2,521,771
Customer accounts		639,592	362,908	283,943	66,512	11,507	1,364,462
Adjusted risk-weighted assets (unaudited)	4	121,466	300,995	299,272	16,036	130,848	868,617

		2016
Net interest income		12,919	8,491	4,798	801	1,170	28,179
Net fee income/(expense)		4,756	3,559	3,394	749	(63)	12,395
Net trading income	1	426	442	6,231	183	2,426	9,708
Other income/(expense)	2	441	127	292	15	(1,867)	(992)
Net operating income before loan impairment charges and other credit risk provisions	3	18,542	12,619	14,715	1,748	1,666	49,290
- external		16,052	12,641	17,412	1,487	1,698	49,290
- inter-segment		2,490	(22)	(2,697)	261	(32)	-
Loan impairment charges and other credit risk provisions		(1,142)	(969)	(461)	-	(22)	(2,594)
Net operating income		17,400	11,650	14,254	1,748	1,644	46,696
Total operating expenses		(12,184)	(5,746)	(8,745)	(1,476)	(1,933)	(30,084)
Operating profit		5,216	5,904	5,509	272	(289)	16,612
Share of profit in associates and joint ventures		20	-	-	-	2,302	2,322
Adjusted profit before tax		5,236	5,904	5,509	272	2,013	18,934
		%	%	%	%	%	%
Share of HSBC's adjusted profit before tax		27.7	31.2	29.1	1.4	10.6	100.0
Adjusted cost efficiency ratio		65.7	45.5	59.4	84.4	116.0	61.0
Adjusted balance sheet data		$m	$m	$m	$m	$m	$m
Loans and advances to customers (net)		323,986	294,952	237,655	36,972	12,494	906,059
Interests in associates and joint ventures		394	-	-	-	20,340	20,734
Total external assets		435,839	320,173	981,893	43,234	708,320	2,489,459
Customer accounts		611,846	356,885	272,159	72,730	15,037	1,328,657
Adjusted risk-weighted assets (unaudited)	4	114,683	286,912	307,736	15,649	153,324	878,304

1
Net trading income includes interest expense relating to the internal funding of trading assets, in GB&M. In the statutory presentation, internal funding in GB&M net trading income is eliminated through Corporate Centre, and in our other global businesses it is eliminated within net interest income.

2
Other income in this context comprises where applicable net income/expense from other financial instruments designated at fair value, gains less losses from financial investments, dividend income, net insurance premium income and other operating income less net insurance claims and benefits paid and movement in liabilities to policyholders.

3	Net operating income before loan impairment charges and other credit risk provisions, also referred to as revenue.

4	Adjusted risk-weighted assets are calculated using reported risk-weighted assets adjusted for the effects of currency translation differences and significant items.

HSBC Holdings plc 2017 Results	7

Consolidated income statement
for the year ended 31 December

	2017	2016
	$m	$m
Net interest income	28,176	29,813
- interest income	40,995	42,414
- interest expense	(12,819)	(12,601)
Net fee income	12,811	12,777
- fee income	15,853	15,669
- fee expense	(3,042)	(2,892)
Net trading income	7,719	9,452
- trading income excluding net interest income	6,098	8,066
- net interest income on trading activities	1,621	1,386
Net income/(expense) from financial instruments designated at fair value	3,698	(2,666)
- changes in fair value of long-term debt and related derivatives	672	(3,975)
- net income from other financial instruments designated at fair value	3,026	1,309
Gains less losses from financial investments	1,150	1,385
Dividend income	106	95
Net insurance premium income	9,779	9,951
Other operating income/(expense)	337	(971)
Total operating income	63,776	59,836
Net insurance claims and benefits paid and movement in liabilities to policyholders	(12,331)	(11,870)
Net operating income before loan impairment charges and other credit risk provisions	51,445	47,966
Loan impairment charges and other credit risk provisions	(1,769)	(3,400)
Net operating income	49,676	44,566
Employee compensation and benefits	(17,315)	(18,089)
General and administrative expenses	(15,707)	(16,473)
Depreciation and impairment of property, plant and equipment	(1,166)	(1,229)
Amortisation and impairment of intangible assets	(696)	(777)
Goodwill impairment of Global Private Banking - Europe	-	(3,240)
Total operating expenses	(34,884)	(39,808)
Operating profit	14,792	4,758
Share of profit in associates and joint ventures	2,375	2,354
Profit before tax	17,167	7,112
Tax expense	(5,288)	(3,666)
Profit for the year	11,879	3,446
Attributable to:
- ordinary shareholders of the parent company	9,683	1,299
- preference shareholders of the parent company	90	90
- other equity holders	1,025	1,090
- non-controlling interests	1,081	967
Profit for the year	11,879	3,446
	$	$
Basic earnings per ordinary share	0.48	0.07
Diluted earnings per ordinary share	0.48	0.07

8	HSBC Holdings plc 2017 Results

Consolidated statement of comprehensive income
for the year ended 31 December

	2017	2016
	$m	$m
Profit for the year	11,879	3,446
Other comprehensive income/(expense)
Items that will be reclassified subsequently to profit or loss when specific conditions are met:
Available-for-sale investments	146	(299)
- fair value gains/(losses)	1,227	475
- fair value gains reclassified to the income statement	(1,033)	(895)
- amounts reclassified to the income statement in respect of impairment losses	93	71
- income taxes	(141)	50
Cash flow hedges	(192)	(68)
- fair value (losses)/gains	(1,046)	(297)
- fair value losses/(gains) reclassified to the income statement	833	195
- income taxes	21	34
Share of other comprehensive income/(expense) of associates and joint ventures	(43)	54
- share for the year	(43)	54
Exchange differences	9,077	(8,092)
- foreign exchange gains reclassified to income statement on disposal of a foreign operation	-	1,894
- other exchange differences	8,939	(9,791)
- income tax attributable to exchange differences	138	(195)
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of defined benefit asset/liability	2,419	7
- before income taxes	3,440	(84)
- income taxes	(1,021)	91
Changes in fair value of financial liabilities designated at fair value due to movement in own credit risk	(2,024)	-
- before income taxes	(2,409)	-
- income taxes	385	-
Other comprehensive income/(expense) for the year, net of tax	9,383	(8,398)
Total comprehensive income/(expense) for the year	21,262	(4,952)
Attributable to:
- ordinary shareholders of the parent company	18,914	(6,968)
- preference shareholders of the parent company	90	90
- other equity holders	1,025	1,090
- non-controlling interests	1,233	836
Total comprehensive income/(expense) for the year	21,262	(4,952)

HSBC Holdings plc 2017 Results	9

Consolidated balance sheet
at 31 December

	2017	2016
	$m	$m
Assets
Cash and balances at central banks	180,624	128,009
Items in the course of collection from other banks	6,628	5,003
Hong Kong Government certificates of indebtedness	34,186	31,228
Trading assets	287,995	235,125
Financial assets designated at fair value	29,464	24,756
Derivatives	219,818	290,872
Loans and advances to banks	90,393	88,126
Loans and advances to customers	962,964	861,504
Reverse repurchase agreements - non-trading	201,553	160,974
Financial investments	389,076	436,797
Prepayments, accrued income and other assets	67,191	63,909
Current tax assets	1,006	1,145
Interests in associates and joint ventures	22,744	20,029
Goodwill and intangible assets	23,453	21,346
Deferred tax assets	4,676	6,163
Total assets at 31 Dec	2,521,771	2,374,986
Liabilities and equity
Liabilities
Hong Kong currency notes in circulation	34,186	31,228
Deposits by banks	69,922	59,939
Customer accounts	1,364,462	1,272,386
Repurchase agreements - non-trading	130,002	88,958
Items in the course of transmission to other banks	6,850	5,977
Trading liabilities	184,361	153,691
Financial liabilities designated at fair value	94,429	86,832
Derivatives	216,821	279,819
Debt securities in issue	64,546	65,915
Accruals, deferred income and other liabilities	45,907	44,291
Current tax liabilities	928	719
Liabilities under insurance contracts	85,667	75,273
Provisions	4,011	4,773
Deferred tax liabilities	1,982	1,623
Subordinated liabilities	19,826	20,984
Total liabilities at 31 Dec	2,323,900	2,192,408
Equity
Called up share capital	10,160	10,096
Share premium account	10,177	12,619
Other equity instruments	22,250	17,110
Other reserves	7,664	(1,234)
Retained earnings	139,999	136,795
Total shareholders' equity	190,250	175,386
Non-controlling interests	7,621	7,192
Total equity at 31 Dec	197,871	182,578
Total liabilities and equity at 31 Dec	2,521,771	2,374,986

10	HSBC Holdings plc 2017 Results

Consolidated statement of cash flows
for the year ended 31 December

		2017	2016
	Footnotes	$m	$m
Profit before tax		17,167	7,112
Adjustments for non-cash items:
Depreciation, amortisation and impairment		1,862	5,212
Net gain from investing activities		(1,152)	(1,215)
Share of profits in associates and joint ventures		(2,375)	(2,354)
(Gain)/Loss on disposal of subsidiaries, businesses, associates and joint ventures		(79)	1,743
Loan impairment losses gross of recoveries and other credit risk provisions		2,603	4,090
Provisions including pensions		917	2,482
Share-based payment expense		500	534
Other non-cash items included in profit before tax		(381)	(207)
Elimination of exchange differences	1	(21,289)	15,364
Changes in operating assets and liabilities
Change in net trading securities and derivatives		(10,901)	4,395
Change in loans and advances to banks and customers		(108,984)	52,868
Change in reverse repurchase agreements - non-trading		(37,281)	(13,138)
Change in financial assets designated at fair value		(5,303)	(1,235)
Change in other assets		(6,570)	(6,591)
Change in deposits by banks and customer accounts		102,211	(8,918)
Change in repurchase agreements - non-trading		41,044	8,558
Change in debt securities in issue		(1,369)	(23,034)
Change in financial liabilities designated at fair value		8,508	17,802
Change in other liabilities		13,514	8,792
Dividends received from associates		740	689
Contributions paid to defined benefit plans		(685)	(726)
Tax paid		(3,175)	(3,264)
Net cash from operating activities		(10,478)	68,959
Purchase of financial investments		(357,264)	(457,084)
Proceeds from the sale and maturity of financial investments		418,352	430,085
Net cash flows from the purchase and sale of property, plant and equipment		(1,167)	(1,151)
Net cash flows from disposal of customer and loan portfolios		6,756	9,194
Net investment in intangible assets		(1,285)	(906)
Net cash flow on disposal of subsidiaries, businesses, associates and joint ventures	2	165	4,802
Net cash from investing activities		65,557	(15,060)
Issue of ordinary share capital and other equity instruments		5,196	2,024
Cancellation of shares		(3,000)	-
Net sales/(purchases) of own shares for market-making and investment purposes		(67)	523
Purchase of treasury shares		-	(2,510)
Redemption of preference shares and other equity instruments		-	(1,825)
Subordinated loan capital issued		-	2,622
Subordinated loan capital repaid	4	(3,574)	(595)
Dividends paid to shareholders of the parent company and non-controlling interests		(9,005)	(9,157)
Net cash from financing activities		(10,450)	(8,918)
Net increase/(decrease) in cash and cash equivalents		44,629	44,981
Cash and cash equivalents at 1 Jan		274,550	243,863
Exchange differences in respect of cash and cash equivalents		18,233	(14,294)
Cash and cash equivalents at 31 Dec		337,412	274,550
Cash and cash equivalents comprise:	3
- cash and balances at central banks		180,624	128,009
- items in the course of collection from other banks		6,628	5,003
- loans and advances to banks of one month or less		82,771	77,318
- reverse repurchase agreements with banks of one month or less		58,850	55,551
- treasury bills, other bills and certificates of deposit less than three months		15,389	14,646
- less: items in the course of transmission to other banks		(6,850)	(5,977)
		337,412	274,550
Interest received was $41,676m (2016: $42,586m), interest paid was $10,962m (2016: $12,027m) and dividends received were $2,225m (2016: $475m).

1	Adjustment to bring changes between opening and closing balance sheet amounts to average rates. This is not done on a line-by-line basis, as details cannot be determined without unreasonable expense.

2	In July 2016, we completed the disposal of the Brazilian operations resulting in net cash inflow of $4.8bn.

3	At 31 December 2017 $39,830m (2016: $35,501m) was not available for use by HSBC, of which $21,424m (2016: $21,108m) related to mandatory deposits at central banks.

4
Subordinated liabilities changes during the year are attributable to repayments of $(3.6)bn (2016: $(0.6)bn) of securities. Non-cash changes during the year included foreign exchange loss/gain ($0.6bn) (2016: $2.1bn) and fair value losses of ($1.2bn) (2016: ($0.3bn)).

HSBC Holdings plc 2017 Results	11

Consolidated statement of changes in equity
for the year ended 31 December

				Other reserves
	Called up share capital and share premium	Otherequityinstru- ments1	Retainedearnings	Available- for-sale fair valuereserve	Cash flowhedgingreserve	Foreignexchangereserve	Mergerreserve	Totalshare-holders'equity	Non-controllinginterests	Totalequity
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
At 1 Jan 2017	22,715	17,110	136,795	(477)	(27)	(28,038)	27,308	175,386	7,192	182,578
Profit for the year	-	-	10,798	-	-	-	-	10,798	1,081	11,879
Other comprehensive income(net of tax)	-	-	328	131	(194)	8,966	-	9,231	152	9,383
- available-for-sale investments	-	-	-	131	-	-	-	131	15	146
- cash flow hedges	-	-	-	-	(194)	-	-	(194)	2	(192)
- changes in fair value of financial liabilities designated at fair value due to movement in own credit risk	-	-	(2,024)	-	-	-	-	(2,024)	-	(2,024)
- remeasurement of defined benefit asset/liability	-	-	2,395	-	-	-	-	2,395	24	2,419
- share of other comprehensive income of associates and joint ventures	-	-	(43)	-	-	-	-	(43)	-	(43)
- exchange differences	-	-	-	-	-	8,966	-	8,966	111	9,077
Total comprehensive income for the year	-	-	11,126	131	(194)	8,966	-	20,029	1,233	21,262
Shares issued under employee remuneration and share plans	622	-	(566)	-	-	-	-	56	-	56
Shares issued in lieu of dividends and amounts arising thereon	-	-	3,206	-	-	-	-	3,206	-	3,206
Capital securities issued	-	5,140	-	-	-	-	-	5,140	-	5,140
Dividends to shareholders	-	-	(11,551)	-	-	-	-	(11,551)	(660)	(12,211)
Cost of share-based payment arrangements	-	-	500	-	-	-	-	500	-	500
Cancellation of shares	(3,000)	-	-	-	-	-	-	(3,000)	-	(3,000)
Other movements	-	-	489	(4)	(1)	-	-	484	(144)	340
At 31 Dec 2017	20,337	22,250	139,999	(350)	(222)	(19,072)	27,308	190,250	7,621	197,871

At 1 Jan 2016	22,263	15,112	143,976	(189)	34	(20,044)	27,308	188,460	9,058	197,518
Profit for the year	-	-	2,479	-	-	-	-	2,479	967	3,446
Other comprehensive income(net of tax)	-	-	59	(271)	(61)	(7,994)	-	(8,267)	(131)	(8,398)
- available-for-sale investments	-	-	-	(271)	-	-	-	(271)	(28)	(299)
- cash flow hedges	-	-	-	-	(61)	-	-	(61)	(7)	(68)
- remeasurement of defined benefit asset/liability	-	-	5	-	-	-	-	5	2	7
- share of other comprehensive income of associates and joint ventures	-	-	54	-	-	-	-	54	-	54
- foreign exchange reclassified to income statement on disposal of a foreign operation	-	-	-	-	-	1,894	-	1,894	-	1,894
- exchange differences	-	-	-	-	-	(9,888)	-	(9,888)	(98)	(9,986)
Total comprehensive income for the year	-	-	2,538	(271)	(61)	(7,994)	-	(5,788)	836	(4,952)
Shares issued under employee remuneration and share plans	452	-	(425)	-	-	-	-	27	-	27
Shares issued in lieu of dividends and amounts arising thereon	-	-	3,040	-	-	-	-	3,040	-	3,040
Net increase in treasury shares	-	-	(2,510)	-	-	-	-	(2,510)	-	(2,510)
Capital securities issued	-	1,998	-	-	-	-	-	1,998	-	1,998
Dividends to shareholders	-	-	(11,279)	-	-	-	-	(11,279)	(919)	(12,198)
Cost of share-based payment arrangements	-	-	534	-	-	-	-	534	-	534
Other movements	-	-	921	(17)	-	-	-	904	(1,783)	(879)
At 31 Dec 2016	22,715	17,110	136,795	(477)	(27)	(28,038)	27,308	175,386	7,192	182,578

1
During 2017, HSBC Holdings issued $3,000m, SGD1,000m and €1,250m of perpetual subordinated contingent convertible capital securities, on which there were $14m of external issuance costs, $37m of intra-group issuance costs and $10m of tax benefits. In 2016, HSBC Holdings issued $2,000m of perpetual subordinated contingent convertible capital securities, after issuance costs of $6m and tax benefits of $4m. In 2015, HSBC Holdings issued $2,450m and €1,000m of perpetual subordinated contingent convertible capital securities, on which there were $12m of external issuance costs, $25m of intra-group issuance costs and $19m of tax. Under IFRSs these issuance costs and tax benefits are classified as equity.

12	HSBC Holdings plc 2017 Results

1	Basis of preparation and significant accounting policies
The basis of preparation and summary of significant accounting policies applicable to the consolidated financial statements of HSBC and the separate financial statements of HSBC Holdings can be found in Note 1, or the relevant Note, in the Financial Statements in the Annual Report and Accounts 2017.

(a)	Compliance with International Financial Reporting Standards
The consolidated financial statements of HSBC and the separate financial statements of HSBC Holdings have been prepared in accordance with IFRSs as issued by the IASB, including interpretations issued by the IFRS Interpretations Committee, and as endorsed by the European Union ('EU'). At 31 December 2017, there were no unendorsed standards effective for the year ended 31 December 2017 affecting these consolidated and separate financial statements, and HSBC's application of IFRSs results in no differences between IFRSs as issued by the IASB and IFRSs as endorsed by the EU.

Standards adopted during the year ended 31 December 2017
HSBC has adopted the requirements of IFRS 9 'Financial Instruments' relating to the presentation of gains and losses on financial liabilities designated at fair value from 1 January 2017 in the consolidated financial statements. As a result, the effects of changes in those liabilities' credit risk is presented in other comprehensive income with the remaining effect presented in profit or loss. As permitted by the transitional requirements of IFRS 9, comparatives have not been restated. Adoption increased profit after tax by $2,024m and basic and diluted earnings per share by $0.10 with the opposite effect on other comprehensive income and no effect on net assets.

There were no other new standards applied in 2017. However, during 2017, HSBC adopted a number of interpretations and amendments to standards which had an insignificant effect on the consolidated financial statements.

(b)	Differences between IFRSs and Hong Kong Financial Reporting Standards
There are no significant differences between IFRSs and Hong Kong Financial Reporting Standards in terms of their application to HSBC, and consequently there would be no significant differences had the financial statements been prepared in accordance with Hong Kong Financial Reporting Standards. The Notes on the Financial Statements, taken together with the Report of the Directors, include the aggregate of all disclosures necessary to satisfy IFRSs and Hong Kong reporting requirements.

(c)	Going concern
The financial statements are prepared on a going concern basis, as the Directors are satisfied that the Group and parent company have the resources to continue in business for the foreseeable future. In making this assessment, the Directors have considered a wide range of information relating to present and future conditions, including future projections of profitability, cash flows and capital resources.

2	Tax

Tax expense
	2017	2016
	$m	$m
Current tax1	4,264	3,669
- for this year	4,115	3,525
- adjustments in respect of prior years	149	144
Deferred tax	1,024	(3)
- origination and reversal of temporary differences	(228)	(111)
- effect of changes in tax rates	1,337	(4)
- adjustments in respect of prior years	(85)	112
Year ended 31 Dec	5,288	3,666

1	Current tax included Hong Kong profits tax of $1,350m (2016: $1,118m). The Hong Kong tax rate applying to the profits of subsidiaries assessable in Hong Kong was 16.5% (2016: 16.5%).

HSBC Holdings plc 2017 Results	13

Tax reconciliation
The tax charged to the income statement differs from the tax charge that would apply if all profits had been taxed at the UK corporation tax rate as follows:

	2017		2016
	$m	%	$m	%
Profit before tax	17,167		7,112
Tax expense
Taxation at UK corporation tax rate of 19.25% (2016: 20.0%)	3,305	19.25	1,422	20.00
Impact of differently taxed overseas profits in overseas locations	407	2.3	43	0.6
Items increasing tax charge in 2017 not in 2016:
- deferred tax remeasurement due to US federal tax rate reduction	1,288	7.5	-	-
Other items increasing tax charge in 2017:
- local taxes and overseas withholding taxes	618	3.6	434	6.1
- other permanent disallowables	400	2.3	438	6.2
- bank levy	180	1.0	170	2.4
- non-deductible UK customer compensation	166	1.0	162	2.3
- UK banking surcharge	136	0.8	199	2.8
- UK tax losses not recognised	70	0.4	305	4.3
- adjustments in respect of prior period liabilities	64	0.4	256	3.6
- change in tax rates	49	0.3	(4)	(0.1)
- non-UK tax losses not recognised	33	0.2	147	2.1
- non-deductible goodwill write-down	-	-	648	9.1
- non-deductible loss and taxes suffered on Brazil disposal	-	-	464	6.5
Items reducing tax charge in 2017:
- non-taxable income and gains	(766)	(4.4)	(577)	(8.1)
- effect of profits in associates and joint ventures	(481)	(2.8)	(461)	(6.5)
- non-deductible regulatory settlements	(132)	(0.8)	20	0.3
- other deferred tax temporary differences previously not recognised	(49)	(0.3)	-	-
Year ended 31 Dec	5,288	30.8	3,666	51.6

The Group's profits are taxed at different rates depending on the country in which the profits arise. The key applicable tax rates for 2017 include Hong Kong (16.5%), the US (35%) and the UK (19.25%). If the Group's profits were taxed at the statutory rates of the countries in which the profits arose then the tax rate for the year would have been 21.15% (2016: 20.60%). The effective tax rate for the year was 30.8% (2016: 51.6%) and includes a charge of $1.3bn relating to the remeasurement of US deferred tax balances to reflect the reduction in the US federal tax rate to 21% from 2018. The effective tax rate for 2017 was significantly lower than for 2016 as 2016 included the impact of a non-deductible goodwill write-down and loss on disposal of our operations in Brazil, tax losses not recognised and adjustments in respect of prior periods.

Accounting for taxes involves some estimation because the tax law is uncertain and its application requires a degree of judgement, which authorities may dispute. Liabilities are recognised based on best estimates of the probable outcome, taking into account external advice where appropriate. We do not expect significant liabilities to arise in excess of the amounts provided. HSBC only recognises current and deferred tax assets where recovery is probable.

14	HSBC Holdings plc 2017 Results

Movement of deferred tax assets and liabilities
		Loan impairment provisions	Unused tax losses and tax credits	Derivatives, FVOD1 and other investments	Insurance business	Expense provisions	Other	Total
	Footnote	$m	$m	$m	$m	$m	$m	$m
Assets		950	2,212	1,441	-	893	1,857	7,353
Liabilities		-	-	(274)	(1,170)	-	(1,369)	(2,813)
At 1 Jan 2017		950	2,212	1,167	(1,170)	893	488	4,540
Income statement		(235)	(873)	(397)	12	(269)	738	(1,024)
Other comprehensive income		3	(6)	368	-	-	(1,255)	(890)
Equity		-	-	-	-	-	29	29
Foreign exchange and other adjustments		(5)	40	51	(24)	19	(42)	39
At 31 Dec 2017		713	1,373	1,189	(1,182)	643	(42)	2,694
Assets	2	713	1,373	1,282	-	643	2,313	6,324
Liabilities	2	-	-	(93)	(1,182)	-	(2,355)	(3,630)

Assets		1,351	1,388	1,400	-	1,271	1,050	6,460
Liabilities		-	-	(230)	(1,056)	-	(883)	(2,169)
At 1 Jan 2016		1,351	1,388	1,170	(1,056)	1,271	167	4,291
Income statement		(279)	876	18	(123)	(370)	(314)	(192)
Other comprehensive income		-	-	28	-	-	259	287
Equity		-	-	-	-	-	20	20
Foreign exchange and other adjustments		(122)	(52)	(49)	9	(8)	356	134
At 31 Dec 2016		950	2,212	1,167	(1,170)	893	488	4,540
Assets	2	950	2,212	1,441	-	893	1,857	7,353
Liabilities	2	-	-	(274)	(1,170)	-	(1,369)	(2,813)

1	Fair value of own debt.

2
After netting off balances within countries, the balances as disclosed in the accounts are as follows: deferred tax assets $4,676m (2016: $6,163m); and deferred tax liabilities $1,982m (2016: $1,623m).

In applying judgement in recognising deferred tax assets, management has critically assessed all available information, including future business profit projections and the track record of meeting forecasts.

The net deferred tax asset of $2.7bn (2016: $4.5bn) includes $3.2bn (2016: $4.8bn) of deferred tax assets relating to the US, of which $1bn relates to US tax losses that expire in 16 -19 years. Management expects the US deferred tax asset to be substantially recovered in six to seven years, with the majority recovered in the first five years. The most recent financial forecasts approved by management covers a five-year period and the forecasts have been extrapolated beyond five years by assuming that performance remains constant after the fifth year.

The US reported a loss for the prior period, mainly due to the Household International class action litigation settlement, and a profit for the current period. Excluding the Household International class action settlement the US would have reported a profit for the prior period. Management does not expect the prior period loss to adversely impact future deferred tax asset recovery to a significant extent.

US tax reform enacted in late 2017 and effective from 2018 included a reduction in the federal rate of tax from 35% to 21% and the introduction of a base erosion anti-avoidance tax. The US deferred tax asset at 31 December 2017 is calculated using the rate of 21%. The remeasurement of the deferred tax asset due to the reduction in tax rate results in charges of $1.3bn to the income statement and $0.3bn to other comprehensive income. The impact of the base erosion anti-avoidance tax is currently uncertain and will depend on future regulatory guidance and actions management may take. It is not currently expected that the base erosion anti-avoidance tax will have a material impact on the Group's future tax charges.

Unrecognised deferred tax
The amount of gross temporary differences, unused tax losses and tax credits for which no deferred tax asset is recognised in the balance sheet was $18.1bn (2016: $18.2bn). These amounts included unused state losses arising in the Group's US operations of $12.3bn (2016: $12.3bn). Of the total amounts unrecognised, $4.8bn (2016: $4.9bn) had no expiry date, $0.8bn (2016: $1.0bn) was scheduled to expire within 10 years and the remaining balance is expected to expire after 10 years.

Deferred tax is not recognised in respect of the Group's investments in subsidiaries and branches where HSBC is able to control the timing of remittance or other realisation and where remittance or realisation is not probable in the foreseeable future. The aggregate temporary differences relating to unrecognised deferred tax liabilities arising on investments in subsidiaries and branches is $12.1bn (2016: $10.6bn) and the corresponding unrecognised deferred tax liability is $0.8bn (2016: $0.7bn).

HSBC Holdings plc 2017 Results	15

3	Dividends

Dividends to shareholders of the parent company
	2017			2016
	Per share	Total	Settled in scrip	Pershare	Total	Settled in scrip
	$	$m	$m	$	$m	$m
Dividends paid on ordinary shares
In respect of previous year:
- fourth interim dividend	0.21	4,169	1,945	0.21	4,137	408
In respect of current year:
- first interim dividend	0.10	2,005	826	0.10	1,981	703
- second interim dividend	0.10	2,014	193	0.10	1,991	994
- third interim dividend	0.10	2,005	242	0.10	1,990	935
Total	0.51	10,193	3,206	0.51	10,099	3,040
Total dividends on preference shares classified as equity (paid quarterly)	62.00	90		62.00	90

On 4 January 2018, HSBC paid a coupon on its €1,250m subordinated capital securities, representing a total distribution of €30m ($36.3m). On 17 January 2018, HSBC paid a coupon on its $2,200m subordinated capital securities of $0.508 per security, a distribution of $45m. On 17 January 2018, HSBC paid a coupon on its $1,500m subordinated contingent convertible securities issued at 5.625% of $28.125 per security, a distribution of $42m. No liability was recorded in the balance sheet at 31 December 2017 in respect of these coupon payments.

The reserves available for distribution at 31 December 2017 were $38.0bn.

Fourth interim dividend for 2017 on ordinary shares
After the end of the year, the Directors declared a fourth interim dividend in respect of the financial year ended 31 December 2017 of $0.21 per ordinary share, a distribution of approximately $4,199m. The fourth interim dividend will be payable on 6 April 2018 to holders on the Principal Register in the UK, the Hong Kong Overseas Branch Register or the Bermuda Overseas Branch Register on 23 February 2018. No liability was recorded in the financial statements in respect of the fourth interim dividend for 2017.

The dividend will be payable in US dollars, sterling or Hong Kong dollars, or a combination of these currencies, at the forward exchange rates quoted by HSBC Bank plc in London at or about 11.00am on 26 March 2018. A scrip dividend will also be offered. Particulars of these arrangements will be sent to shareholders on or about 7 March 2018 and elections must be received by 22 March 2018.

The dividend will be payable on ordinary shares held through Euroclear France, the settlement and central depository system for Euronext Paris, on 6 April 2018 to holders of record on 23 February 2018. The dividend will be payable in US dollars or as a scrip dividend. Particulars of these arrangements will be announced through Euronext Paris on 20 February 2018, 2 March 2018 and 9 April 2018.

The dividend will be payable on American Depositary Shares ('ADSs'), each of which represents five ordinary shares, on 6 April 2018 to holders of record on 23 February 2018. The dividend of $1.05 per ADS will be payable by the depositary in US dollars or as a scrip dividend of new ADSs. Elections must be received by the depository on or before 16 March 2018. Alternatively, the cash dividend may be invested in additional ADSs by participants in the dividend reinvestment plan operated by the depositary.

Ordinary shares in London, Hong Kong, Paris and Bermuda and ADSs in New York will be quoted ex-dividend on 22 February 2018.

Any person who has acquired ordinary shares registered on the Principal Register in the United Kingdom, the Hong Kong Overseas Branch Register or the Bermuda Overseas Branch Register but who has not lodged the share transfer with the Principal Registrar, Hong Kong or Bermuda Overseas Branch registrar should do so before 4.00pm local time on 23 February 2018 in order to receive the dividend.

Ordinary shares may not be removed from or transferred to the Principal Register in the United Kingdom, the Hong Kong Overseas Branch Register or the Bermuda Overseas Branch Register on 23 February 2018. Any person wishing to remove ordinary shares to or from each register must do so before 4.00pm local time on 22 February 2018.

Transfer of ADSs must be lodged with the depositary by 11.00am on 23 February 2018 in order to receive the dividend.

16	HSBC Holdings plc 2017 Results

4	Earnings per share

Profit attributable to the ordinary shareholders of the parent company
	2017	2016
	$m	$m
Profit attributable to shareholders of the parent company	10,798	2,479
Dividend payable on preference shares classified as equity	(90)	(90)
Coupon payable on capital securities classified as equity	(1,025)	(1,090)
Year ended 31 Dec	9,683	1,299

Basic and diluted earnings per share
		2017			2016
		Profit	Numberof shares	Pershare	Profit	Numberof shares	Per share
	Footnote	$m	(millions)	$	$m	(millions)	$
Basic	1	9,683	19,972	0.48	1,299	19,753	0.07
Effect of dilutive potential ordinary shares			100			92
Diluted	1	9,683	20,072	0.48	1,299	19,845	0.07

1	Weighted average number of ordinary shares outstanding (basic) or assuming dilution (diluted).

The number of anti-dilutive employee share options excluded from the weighted average number of dilutive potential ordinary shares is nil (2016: 10m)

5	Loan impairment charges and other credit risk provisions

	2017	2016
	$m	$m
New allowances net of allowance releases	2,636	3,977
Recoveries of amounts previously written off	(644)	(627)
Loan impairment charges	1,992	3,350
- individually assessed allowances	1,114	1,831
- collectively assessed allowances	878	1,519
Releases of impairment on available-for-sale debt securities	(190)	(63)
Other credit risk provisions	(33)	113
Year ended 31 Dec	1,769	3,400
Impairment charges on loans and advances to customers as a percentage of average gross loans and advances to customers	0.22%	0.39%

6			Adjusted balance sheet reconciliation

	At
	31 Dec 2017	31 Dec 2016
	Reported and Adjusted	Adjusted	Currency translation	Reported
	$m	$m	$m	$m
Loans and advances to customers (net)	962,964	906,059	(44,555)	861,504
Interests in associates and joint ventures	22,744	20,734	(705)	20,029
Total external assets	2,521,771	2,489,459	(114,473)	2,374,986
Customer accounts	1,364,462	1,328,657	(56,271)	1,272,386

HSBC Holdings plc 2017 Results	17

7	Reconciliation of reported and adjusted items

		2017	2016
	Footnotes	$m	$m
Revenue
Reported	1	51,445	47,966
Currency translation			(736)
Significant items		79	2,060
- customer redress programmes		108	(2)
- debit valuation adjustment on derivative contracts		373	(26)
- fair value movements on non-qualifying hedges	2	(128)	687
- gain on disposal of our investment in Vietnam Technological and Commercial Joint Stock Bank		(126)	-
- gain on disposal of our membership interest in Visa - Europe		-	(584)
- gain on disposal of our membership interest in Visa - US		(308)	(116)
- own credit spread	3	-	1,792
- investment in new businesses		99	-
- portfolio disposals		158	163
- (gain)/loss and trading results from disposed-of operations in Brazil		(19)	273
- other acquisitions, disposal and dilutions		(78)	-
- currency translation on significant items			(127)
Adjusted		51,524	49,290
Loan impairment charges and other credit risk provisions ('LICs')
Reported		(1,769)	(3,400)
Currency translation			(61)
Significant items		-	867
- trading results from disposed-of operations in Brazil		-	748
- currency translation on significant items			119
Adjusted		(1,769)	(2,594)
Operating expenses
Reported		(34,884)	(39,808)
Currency translation			331
Significant items		3,744	9,393
- costs associated with portfolio disposals		53	28
- costs associated with the UK's exit from the EU		28	-
- costs to achieve		3,002	3,118
- costs to establish UK ring-fenced bank		392	223
- customer redress programmes		655	559
- gain on partial settlement of pension obligation		(188)	-
- impairment of GPB - Europe goodwill		-	3,240
- regulatory provisions in GPB		164	344
- settlements and provisions in connection with legal matters		(362)	681
- trading results from disposed-of operations in Brazil		-	1,059
- currency translation on significant items			141
Adjusted		(31,140)	(30,084)
Share of profit in associates and joint ventures
Reported		2,375	2,354
Currency translation			(33)
Significant items		-	1
- trading results from disposed-of operations in Brazil		-	1
- currency translation on significant items			-
Adjusted		2,375	2,322
Profit before tax
Reported		17,167	7,112
Currency translation			(499)
Significant items		3,823	12,321
- revenue		79	2,060
- LICs		-	867
- operating expenses		3,744	9,393
- share of profit in associates and joint ventures		-	1
Adjusted		20,990	18,934

1	Net operating income before loan impairment charges and other credit risk provisions, also referred to as revenue.

2	Excludes items where there are substantial offsets in the income statement for the same year.

3
'Own credit spread' includes the fair value movements on our long-term debt attributable to credit spread where the net result of such movements will be zero upon maturity of the debt. This does not include fair value changes due to own credit risk in respect of trading liabilities or derivative liabilities.

18	HSBC Holdings plc 2017 Results

8	Contingent liabilities, contractual commitments and guarantees

	2017	2016
	$m	$m
Guarantees and other contingent liabilities:
- financial guarantees and similar contracts	38,328	37,072
- other guarantees	51,434	44,394
- other contingent liabilities	616	553
At 31 Dec	90,378	82,019
Commitments:
- documentary credits and short-term trade-related transactions	8,776	9,190
- forward asset purchases and forward deposits placed	4,295	5,386
- standby facilities, credit lines and other commitments to lend	672,518	641,267
At 31 Dec	685,589	655,843

The above table discloses the nominal principal amounts, which represents the maximum amounts at risk should the contracts be fully drawn upon and clients default. As a significant portion of guarantees and commitments is expected to expire without being drawn upon, the total of the nominal principal amounts is not indicative of future liquidity requirements.

Approximately half the guarantees have a term of less than one year, while guarantees with terms of more than one year are subject to HSBC's annual credit review process.

Contingent liabilities arising from legal proceedings, regulatory and other matters against Group companies are disclosed in Notes 26 and 34 of the Annual Report and Accounts 2017.

Financial Services Compensation Scheme
The Financial Services Compensation Scheme ('FSCS') has provided compensation to consumers following the collapse of a number of deposit takers. The compensation paid out to consumers is currently funded through loans from HM Treasury, which at 31 December 2017 stood at approximately $6.3bn (£4.7bn). The Group could be liable to pay a proportion of the outstanding amount that the FSCS has borrowed from HM Treasury. The ultimate FSCS levy to the industry as a result of the collapses cannot currently be estimated reliably, as it is dependent on various uncertain factors, including the potential recoveries of assets by the FSCS and changes in the level of protected deposits and the population of FSCS members at the time.

Associates
HSBC's share of associates' contingent liabilities amounted to $38.8bn at 31 December 2017 (2016: $35.3bn). No matters arose where HSBC was severally liable.

9	Legal proceedings and regulatory matters
HSBC is party to legal proceedings and regulatory matters in a number of jurisdictions arising out of its normal business operations. Apart from the matters described below, HSBC considers that none of these matters are material. The recognition of provisions is determined in accordance with the accounting policies set out in Note 1. While the outcome of legal proceedings and regulatory matters is inherently uncertain, management believes that, based on the information available to it, appropriate provisions have been made in respect of these matters at 31 December 2017 (see Note 26 of the Annual Report and Accounts 2017). Where an individual provision is material, the fact that a provision has been made is stated and quantified, except to the extent doing so would be seriously prejudicial. Any provision recognised does not constitute an admission of wrongdoing or legal liability. It is not practicable to provide an aggregate estimate of potential liability for our legal proceedings and regulatory matters as a class of contingent liabilities.

Bernard L. Madoff Investment Securities LLC
Bernard L. Madoff ('Madoff') was arrested in December 2008 and later pleaded guilty to running a Ponzi scheme. His firm, Bernard L. Madoff Investment Securities LLC ('Madoff Securities'), is being liquidated in the US by a trustee (the 'Trustee').

Various non-US HSBC companies provided custodial, administration and similar services to a number of funds incorporated outside the US whose assets were invested with Madoff Securities. Based on information provided by Madoff Securities, at 30 November 2008, the purported aggregate value of these funds was $8.4bn, including fictitious profits reported by Madoff.

Based on information available to HSBC, the funds' actual transfers to Madoff Securities minus their actual withdrawals from Madoff Securities during the time HSBC serviced the funds are estimated to have totalled approximately $4bn. Various HSBC companies have been named as defendants in lawsuits arising out of Madoff Securities' fraud.

US/UK litigation: The Trustee has brought lawsuits against various HSBC companies in the US Bankruptcy Court and in the English High Court, seeking recovery of transfers from Madoff Securities to HSBC in an amount not yet pleaded or determined. HSBC and other parties to the action have moved to dismiss the Trustee's US actions. The US Bankruptcy Court granted HSBC's motion to dismiss with respect to certain of the Trustee's claims in November 2016. In September 2017, the US Court of Appeals for the Second Circuit (the 'Second Circuit Court of Appeals') agreed to hear the Trustee's appeal of the US Bankruptcy Court's decision, where this matter is pending.

The deadline by which the Trustee must serve HSBC with his English action has been extended to September 2018 for UK-based defendants and November 2018 for all other defendants.

Fairfield Sentry Limited, Fairfield Sigma Limited and Fairfield Lambda Limited (together, 'Fairfield') (in liquidation since July 2009) have brought lawsuits in the US and the British Virgin Islands ('BVI') against fund shareholders, including HSBC companies that acted as nominees for clients, seeking restitution of redemption payments. In October 2016, the liquidators for Fairfield (the 'Fairfield Liquidators') filed a motion seeking leave to amend their complaints in the US Bankruptcy Court. In January 2017, the defendants moved to dismiss and oppose the Fairfield Liquidators' motion. These motions are pending.

In December 2014, three additional actions were filed in the US. A purported class of direct investors in Madoff Securities asserted common law claims against various HSBC companies in the US District Court for the Southern District of New York (the 'New York District Court'). In

HSBC Holdings plc 2017 Results	19

September 2016, the New York District Court granted HSBC's motion to dismiss this action and the plaintiffs' failure to appeal renders the court's ruling final. Two investors in Hermes International Fund Limited ('Hermes') also asserted common law claims against various HSBC companies in the New York District Court. In March 2017, the court granted HSBC's motion to dismiss, which dismissal was upheld by the Second Circuit Court of Appeals in November 2017. In addition, SPV Optimal SUS Ltd ('SPV OSUS'), the purported assignee of the Madoff-invested company, Optimal Strategic US Equity Ltd ('Optimal'), filed a lawsuit in New York state court against various HSBC companies and others, seeking damages on various alleged grounds, including breach of fiduciary duty and breach of trust. This action has been stayed pending the issuance of a potentially dispositive decision in an action initiated by Optimal regarding the validity of the assignment of its claims to SPV OSUS.

Bermuda litigation: In January 2009, Kingate Global Fund Limited and Kingate Euro Fund Limited (together, 'Kingate') brought an action against HSBC Bank Bermuda Limited ('HBBM') for recovery of funds held in Kingate's accounts, fees and dividends. This action is pending, but is not expected to move forward until the resolution of the Trustee's US actions against Kingate and HBBM.

Thema Fund Limited and Hermes each brought three actions in 2009. The first set of actions seeks recovery of funds in frozen accounts held at HSBC Institutional Trust Services (Bermuda) Limited. The second set of actions asserts liability against HSBC Institutional Trust Services (Bermuda) Limited in relation to claims for mistake, recovery of fees and damages for breach of contract. The third set of actions seeks return of fees from HBBM and HSBC Securities Services (Bermuda) Limited. The parties have agreed to a standstill in respect of all three sets of actions.

Cayman Islands litigation: In February 2013, Primeo Fund Limited ('Primeo') (in liquidation since April 2009) brought an action against HSBC Securities Services Luxembourg ('HSSL') and Bank of Bermuda (Cayman) Limited, alleging breach of contract and breach of fiduciary duty, and claiming damages and equitable compensation. The trial concluded in February 2017, and in August 2017, the court dismissed all claims against the defendants. In September 2017, Primeo appealed to the Court of Appeal of the Cayman Islands, where the matter is pending.

Luxembourg litigation: In April 2009, Herald Fund SPC ('Herald') (in liquidation since July 2013) brought an action against HSSL before the Luxembourg District Court, seeking restitution of cash and securities Herald purportedly lost because of Madoff Securities' fraud, or money damages. The Luxembourg District Court dismissed Herald's securities restitution claim, but reserved Herald's cash restitution claim and its claim for money damages. Herald has appealed this judgment to the Court of Appeal, where this matter is pending.

In March 2010, Herald (Lux) SICAV ('Herald (Lux)') (in liquidation since April 2009) brought an action against HSSL before the Luxembourg District Court seeking restitution of securities, or the cash equivalent, or money damages. Herald (Lux) has also requested the restitution of fees paid to HSSL. In 2017, the parties agreed a settlement, which was approved by the Luxembourg court in November 2017. The settlement was concluded in January 2018.

In October 2009, Alpha Prime and, in December 2014, Senator, each brought an action against HSSL before the Luxembourg District Court, seeking the restitution of securities, or the cash equivalent, or money damages. Both actions have been temporarily suspended at the plaintiffs' request. In April 2015, Senator commenced an action against the Luxembourg branch of HSBC Bank plc asserting identical claims before the Luxembourg District Court. HSSL has also been named as a defendant in various actions by shareholders in Primeo Select Fund, Herald, Herald (Lux), and Hermes. Most of these actions have been dismissed, suspended or postponed.

Ireland litigation: In November 2013, Defender Limited brought an action against HSBC Institutional Trust Services (Ireland) Limited ('HTIE') and others, alleging breach of contract and claiming damages and indemnification for fund losses. A provisional trial date has been scheduled for October 2018.

SPV OSUS's action against HTIE and HSBC Securities Services (Ireland) Limited alleging breach of contract and claiming damages and indemnification for fund losses was dismissed by the Irish High Court in October 2015. In March 2017, the Irish Court of Appeal affirmed the dismissal. In April 2017, SPV OSUS filed an application seeking leave to appeal the dismissal to the Irish Supreme Court. The application was heard by the Irish Supreme Court in February 2018 and judgment is pending.

There are many factors that may affect the range of possible outcomes, and the resulting financial impact, of the various Madoff-related proceedings described above, including but not limited to the multiple jurisdictions in which the proceedings have been brought. Based upon the information currently available, management's estimate of the possible aggregate damages that might arise as a result of all claims in the various Madoff-related proceedings is up to or exceeding $500m, excluding costs and interest. Due to uncertainties and limitations of this estimate, the ultimate damages could differ significantly from this amount.

US mortgage-related investigations
In April 2011, HSBC Bank USA N.A. ('HSBC Bank USA') entered into a consent order (the 'OCC Servicing Consent Order') with the Office of the Comptroller of the Currency ('OCC'), and HSBC Finance Corporation ('HSBC Finance') and HSBC North America Holdings Inc. ('HNAH') entered into a similar consent order (the 'FRB Servicing Consent Order') with the Federal Reserve Board ('FRB') (together with the OCC Servicing Consent Order, the 'Servicing Consent Orders'). The Servicing Consent Orders required prescribed actions to address certain foreclosure practice deficiencies.

In January 2017, the OCC terminated the OCC Servicing Consent Order after determining that HSBC Bank USA had satisfied the requirements thereunder. In connection with the termination of the OCC Servicing Consent Order, the OCC also assessed a civil money penalty against HSBC Bank USA, finding that HSBC Bank USA failed to correct deficiencies identified under the OCC Servicing Consent Order in a timely fashion. The civil money penalty has been paid. In January 2018, the FRB terminated the FRB Servicing Consent Order after having determined that HNAH and HBIO are in compliance with its terms.

In February 2016, HSBC Bank USA, HSBC Finance, HSBC Mortgage Services Inc. and HNAH entered into an agreement with the US Department of Justice (the 'DoJ'), the US Department of Housing and Urban Development, the Consumer Financial Protection Bureau, other federal agencies (the 'Federal Parties') and the Attorneys General of 49 states and the District of Columbia (the 'State Parties') to resolve civil claims related to past residential mortgage loan origination and servicing practices (the 'National Mortgage Settlement Agreement' or 'NMS'). The cash payments required under the NMS were made in 2016. In March 2017, the NMS independent monitor validated that the consumer relief obligations were satisfied; and in June 2017, the NMS independent monitor validated that all remaining obligations under the NMS were satisfied.

The Servicing Consent Orders and the National Mortgage Settlement Agreement do not completely preclude other enforcement actions by regulatory, governmental or law enforcement agencies related to foreclosure and other mortgage servicing practices, including, but not limited to, matters relating to the securitisation of mortgages for investors, which could include the imposition of civil money penalties,

20	HSBC Holdings plc 2017 Results

criminal fines or other sanctions. In addition, these practices have in the past resulted in private litigation, and may result in further private litigation.

US mortgage securitisation activity and litigation
HSBC Bank USA was a sponsor or seller of loans used to facilitate whole loan securitisations underwritten by HSBC Securities (USA) Inc. ('HSI'). From 2005 to 2007, HSBC Bank USA purchased and sold approximately $24bn of such loans to HSI, which were subsequently securitised and sold by HSI to third parties. The outstanding principal balance was approximately $4.1bn at 31 December 2017. HSBC notes that the scale of its mortgage securitisation activities was more limited in relation to a number of other banks in the industry. In addition, HSI served as an underwriter on securitisations issued by HSBC Finance or third parties, and HSBC Bank USA served as trustee on behalf of various mortgage securitisation trusts.

Mortgage foreclosure and trustee matters: As the industry's residential mortgage foreclosure issues continue, HSBC Bank USA has taken title to a number of foreclosed homes as trustee on behalf of various mortgage securitisation trusts. As nominal record owner of these properties, HSBC Bank USA has been sued by municipalities and tenants alleging various violations of law, including laws relating to property upkeep and tenants' rights. While HSBC believes and continues to maintain that these obligations and any related liabilities are those of the servicer of each trust, HSBC continues to receive significant adverse publicity in connection with these and similar matters, including foreclosures that are serviced by others in the name of 'HSBC, as trustee'.

Beginning in June 2014, a number of lawsuits were filed in state and federal courts in New York and Virginia against HSBC Bank USA as trustee of more than 280 mortgage securitisation trusts. These lawsuits are brought on behalf of the trusts by a putative class of investors including, among others, BlackRock and PIMCO funds. The complaints allege that the trusts have sustained losses in collateral value of approximately $38bn. The lawsuits seek unspecified damages resulting from alleged breaches of the US Trust Indenture Act, breach of fiduciary duty, negligence, breach of contract and breach of the common law duty of trust. HSBC's motions to dismiss in several of these lawsuits were, for the most part, denied.

It is not practicable to estimate the possible financial impact of these matters, as there are many factors that may affect the range of possible outcomes; however, the resulting financial impact could be significant.

Loan repurchase matters: HSBC Bank USA, HSBC Finance and Decision One Mortgage Company LLC ('Decision One'), an indirect subsidiary of HSBC Finance, have been named as defendants in various mortgage loan repurchase actions brought by trustees of mortgage securitisation trusts. In the aggregate, these actions seek to have the HSBC defendants repurchase mortgage loans, or pay compensatory damages, totalling at least $1bn. In August 2016, HSBC reached an agreement in principle to settle one of the matters. In September 2017, the court approved the settlement, concluding the matter. Another matter against HSBC Bank USA was dismissed on appeal in December 2017.

HSBC Mortgage Corporation (USA) Inc. and Decision One have also been named as defendants in two separate actions filed by Residential Funding Company LLC ('RFC'), a mortgage loan purchase counterparty, seeking unspecified damages in connection with approximately 25,000 mortgage loans.

It is not practicable to estimate the possible financial impact of these matters, as there are many factors that may affect the range of possible outcomes; however, the resulting financial impact could be significant.

FIRREA: Since 2010, various HSBC entities have received subpoenas and requests for information from the DoJ and the Massachusetts state Attorney General seeking the production of documents and information regarding HSBC's involvement in certain RMBS transactions as an issuer, sponsor, underwriter, depositor, trustee, custodian or servicer. In November 2014, HNAH, on behalf of itself and various subsidiaries including, but not limited to, HSBC Bank USA, HSI Asset Securitization Corp., HSI, HSBC Mortgage Corporation (USA), HSBC Finance and Decision One, received a subpoena from the US Attorney's Office for the District of Colorado, pursuant to the Financial Industry Reform, Recovery and Enforcement Act ('FIRREA'), concerning the origination, financing, purchase, securitisation and servicing of sub-prime and non-sub-prime residential mortgages. HSBC continues to cooperate with these investigations, which are at or nearing completion.

In December 2016, HSBC had an initial discussion with the DoJ, wherein the DoJ stated its preliminary view that HSBC is subject to liability under FIRREA in connection with certain securitisations from 2005 to 2007 with respect to which HSBC Bank USA served as sponsor or seller of loans and HSI served as underwriter. In March 2017, HSBC provided its response to the DoJ, which, among other things, outlined why the Bank disagrees with the DoJ's preliminary view. Since then, the Bank has been in active discussions with the DoJ regarding a potential resolution; however, the Bank has also indicated a willingness to defend itself in the event that formal legal proceedings are commenced. There can be no assurance as to how or when this matter will be resolved, or whether this matter will be resolved prior to the commencement of formal legal proceedings by the DoJ. Moreover, it is possible that any such resolution could result in significant penalties and other costs. To date, at least one bank has been sued by the DoJ and at least eight other banks have reported settlements of mortgage-backed securities-related matters pursuant to FIRREA. The prior DoJ settlements provide no clear guidance as to how those individual settlement amounts were calculated, and due to the high degree of uncertainty involved, it is not practicable to estimate any possible financial impact of this matter, which could be significant.

HSBC expects the focus on mortgage securitisations to continue and that it may be subject to additional claims, litigation and governmental or regulatory scrutiny relating to its participation in the US mortgage securitisation market.

Anti-money laundering and sanctions-related matters
In October 2010, HSBC Bank USA entered into a consent cease and desist order with the OCC, and HNAH entered into a consent cease and desist order with the FRB. In 2012, HSBC Bank USA further entered into an enterprise-wide compliance consent order (each an 'Order' and together, the 'Orders'). These Orders required improvements to establish an effective compliance risk management programme across HSBC's US businesses, including risk management related to the Bank Secrecy Act ('BSA') and AML compliance. While these Orders remain open, HSBC Bank USA and HNAH believe that they have taken appropriate steps to bring themselves into compliance with the requirements of the Orders.

In December 2012, HSBC Holdings, HNAH and HSBC Bank USA entered into agreements with US and UK government and regulatory agencies regarding past inadequate compliance with the BSA, AML and sanctions laws. Among those agreements, HSBC Holdings and HSBC Bank USA entered into a five-year deferred prosecution agreement with, among others, the DoJ (the 'AML DPA'); and HSBC Holdings consented to a cease and desist order, and HSBC Holdings and HNAH consented to a civil money penalty order with the FRB. HSBC Holdings also entered into an agreement with the Office of Foreign Assets Control ('OFAC') regarding historical transactions involving parties subject to OFAC sanctions, as well as an undertaking with the UK FCA to comply with certain forward-looking AML and sanctions-related obligations. In

HSBC Holdings plc 2017 Results	21

addition, HSBC Bank USA entered into civil money penalty orders with the Financial Crimes Enforcement Network of the US Treasury Department ('FinCEN') and the OCC.

Under these agreements, HSBC Holdings and HSBC Bank USA made payments totalling $1.9bn to US authorities and undertook various further obligations, including, among others, to retain an independent compliance monitor (who is, for FCA purposes, a 'skilled person' under section 166 of the Financial Services and Markets Act) to produce annual assessments of the Group's AML and sanctions compliance programme (the 'Monitor'). Under the cease and desist order issued by the FRB in 2012, the Monitor also serves as an independent consultant to conduct annual assessments. In February 2018, the Monitor delivered his fourth annual follow-up review report.

Through his country-level reviews, the Monitor identified potential anti-money laundering and sanctions compliance issues that HSBC is reviewing further with the DoJ, FRB and/or FCA. In particular, the DoJ is investigating HSBC's handling of a corporate customer's accounts. In addition, FinCEN as well as the Civil Division of the US Attorney's Office for the Southern District of New York are investigating the collection and transmittal of third-party originator information in certain payments instructed over HSBC's proprietary payment systems. The FCA is also conducting an investigation into HSBC Bank plc's compliance with UK money laundering regulations and financial crime systems and controls requirements. HSBC is cooperating with all of these investigations.

In December 2017, the AML DPA expired and the charges deferred by the AML DPA were dismissed. The Monitor will continue working in his capacity as a skilled person and independent consultant for a period of time at the FCA's and FRB's discretion. The role of the Monitor and his fourth annual follow-up review report, as well as the AML DPA and related agreements and consent orders are discussed on pages 65 and 78 of the Annual Report and Accounts 2017.

Concurrent with entry into the AML DPA, HSBC Bank USA also entered into two consent orders with the OCC. The first, discussed above, required HSBC Bank USA to adopt an enterprise-wide compliance programme. The second required HSBC Bank USA to correct the circumstances noted in the OCC's report and imposed restrictions on HSBC Bank USA acquiring control of, or holding an interest in, any new financial subsidiary, or commencing a new activity in its existing financial subsidiary, without the OCC's prior approval.

These settlements with US and UK authorities have led to private litigation, and do not preclude further private litigation related to HSBC's compliance with applicable BSA, AML and sanctions laws or other regulatory or law enforcement actions for BSA, AML, sanctions or other matters not covered by the various agreements.
In May 2014, a shareholder derivative action was filed by a shareholder of HSBC Holdings purportedly on behalf of HSBC Holdings, HSBC Bank USA, HNAH and HSBC USA Inc. (the 'Nominal Corporate Defendants') in New York state court against certain current and former directors and officers of those HSBC companies (the 'Individual Defendants'). The complaint alleges that the Individual Defendants breached their fiduciary duties to the Nominal Corporate Defendants and caused a waste of corporate assets by allegedly permitting and/or causing the conduct underlying the AML DPA. In November 2015, the New York state court granted the Nominal Corporate Defendants' motion to dismiss. The plaintiff has appealed that decision.

In July 2014, a claim was filed in the Ontario Superior Court of Justice against HSBC Holdings and a former employee purportedly on behalf of a class of persons who purchased HSBC common shares and American Depositary Shares between July 2006 and July 2012. The complaint, which seeks monetary damages of up to CA$20bn, alleges that the defendants made statutory and common law misrepresentations in documents released by HSBC Holdings and its wholly owned indirect subsidiary, HSBC Bank Canada, relating to HSBC's compliance with BSA, AML, sanctions and other laws. In September 2017, the Ontario Superior Court of Justice dismissed the statutory claims against HSBC Holdings and the former employee for lack of jurisdiction, and stayed the common law misrepresentation claim against HSBC Holdings on the basis of forum non-conveniens. In October 2017, the plaintiff appealed to the Court of Appeal for Ontario, where the matter is pending.

Since November 2014, five lawsuits have been filed in federal court in New York, Illinois and Texas, against various HSBC companies and others, on behalf of plaintiffs who are, or are related to, victims of terrorist attacks in Iraq and Jordan or of cartel violence in Mexico. In each case, it is alleged that the defendants aided and abetted the unlawful conduct of various sanctioned parties in violation of the US Anti-Terrorism Act. One action was voluntarily dismissed in October 2017. The remaining actions are pending in federal court in New York and are at an early stage.

Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of these matters, including the timing or any possible impact on HSBC, which could be significant.

Tax-related investigations
Various tax administration, regulatory and law enforcement authorities around the world, including in the US, Belgium, Argentina, India and Spain are conducting investigations and reviews of HSBC Private Bank (Suisse) SA ('HSBC Swiss Private Bank') and other HSBC companies, in connection with allegations of tax evasion or tax fraud, money laundering and unlawful cross-border banking solicitation.

HSBC continues to cooperate in ongoing investigations by the DoJ and the US Internal Revenue Service regarding whether certain HSBC companies and employees, including those associated with HSBC Swiss Private Bank and an HSBC company in India, acted appropriately in relation to certain customers who may have had US tax reporting obligations. In connection with these investigations, HSBC Swiss Private Bank, with due regard for Swiss law, has produced records and other documents to the DoJ. In August 2013, the DoJ informed HSBC Swiss Private Bank that it was not eligible for the 'Program for Non-Prosecution Agreements or Non-Target Letters for Swiss Banks' since a formal investigation had previously been authorised.

In November 2014, HSBC Swiss Private Bank was placed under formal criminal examination in France for alleged tax-related offences in 2006 and 2007 and, in April 2015, HSBC Holdings was informed that it had been placed under formal criminal examination in France in connection with the conduct of HSBC Swiss Private Bank. In November 2017, HSBC Swiss Private Bank reached an agreement with the French public prosecutor to resolve its investigation. Under the terms of the settlement, HSBC Swiss Private Bank agreed to pay

€300 million in fines and damages. The investigation into HSBC Holdings was dismissed without further proceedings.
In November 2014, HSBC Swiss Private Bank was also placed under formal criminal examination in Belgium for alleged tax-related offences. In June 2017, Belgian authorities placed HSBC Holdings and HSBC Private Bank Holdings (Suisse) SA, a Swiss holding company, under formal criminal examination.

In November 2014, the Argentine tax authority initiated a criminal action against various individuals, including current and former HSBC employees. The criminal action includes allegations of tax evasion, conspiracy to launder undeclared funds and an unlawful association among HSBC Swiss Private Bank, HSBC Bank Argentina, HSBC Bank USA and certain HSBC employees, which allegedly enabled numerous HSBC customers to evade their Argentine tax obligations.

22	HSBC Holdings plc 2017 Results

In February 2015, the Indian tax authority issued a summons and request for information to an HSBC company in India. In August 2015 and November 2015, HSBC companies received notices issued by two offices of the Indian tax authority, alleging that the Indian tax authority had sufficient evidence to initiate prosecution against HSBC Swiss Private Bank and an HSBC company in Dubai for allegedly abetting tax evasion of four different Indian individuals and/or families and requesting that the HSBC companies show why such prosecution should not be initiated. HSBC Swiss Private Bank and the HSBC company in Dubai have responded to the show cause notices. HSBC is cooperating with the relevant authorities.

At 31 December 2017, HSBC has recognised a provision for these various matters in the amount of $604m. There are many factors that may affect the range of outcomes, and the resulting financial impact, of these investigations and reviews. Based on the information currently available, management's estimate of the possible aggregate penalties that might arise as a result of the matters in respect of which it is practicable to form estimates is up to or exceeding $1.5bn, including amounts for which a provision has been recognised. Due to uncertainties and limitations of these estimates, the ultimate penalties could differ significantly from this amount.

In light of the media attention regarding these matters, it is possible that other tax administration, regulatory or law enforcement authorities will also initiate or enlarge similar investigations or regulatory proceedings.

Mossack Fonseca & Co.
HSBC has received requests for information from various regulatory and law enforcement authorities around the world concerning persons and entities believed to be linked to Mossack Fonseca & Co., a service provider of personal investment companies. HSBC is cooperating with the relevant authorities.

Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of this matter, including the timing or any possible impact on HSBC, which could be significant.

London interbank offered rates, European interbank offered rates and other benchmark interest rate investigations and litigation
Various regulators and competition and law enforcement authorities around the world, including in the UK, the US, the EU and Switzerland, are conducting investigations and reviews related to certain past submissions made by panel banks and the processes for making submissions in connection with the setting of Libor, Euribor and other benchmark interest rates and screens used to price certain derivative products. HSBC has been the subject of regulatory demands for information and is cooperating with those investigations and reviews.

In December 2016, the European Commission (the 'Commission') issued a decision finding that HSBC, among other banks, engaged in anti-competitive practices in connection with the pricing of euro interest rate derivatives in early 2007. The Commission imposed a fine on HSBC based on a one-month infringement. HSBC has appealed the decision.

US dollar Libor: Beginning in 2011, HSBC and other panel banks have been named as defendants in a number of private lawsuits filed in the US with respect to the setting of US dollar Libor. The complaints assert claims under various US laws, including US antitrust and racketeering laws, the US Commodity Exchange Act ('US CEA'), and state law. The lawsuits include individual and putative class actions, most of which have been transferred and/or consolidated for pre-trial purposes before the New York District Court.

The New York District Court has issued decisions dismissing certain of the claims in response to motions filed by the defendants. Those decisions resulted in the dismissal of the plaintiffs' federal and state antitrust claims, racketeering claims and unjust enrichment claims. The dismissal of the antitrust claims was appealed to the US Court of Appeals for the Second Circuit, which reversed the decisions in May 2016. In July 2016, the defendants filed a joint motion to dismiss the antitrust claims on additional grounds not previously addressed by the court and, in December 2016, the New York District Court granted in part and denied in part the motion, leaving only certain antitrust claims to be litigated. Certain plaintiffs have appealed the December 2016 order to the US Court of Appeals for the Second Circuit. Separately, in October 2016, the New York District Court granted a motion to dismiss claims brought by certain individual plaintiffs for lack of personal jurisdiction, which is also on appeal to the Second Circuit. Finally, in January 2017, the District Court granted the defendants' motion to dismiss certain of the remaining antitrust claims against defendants that did not serve on the US dollar Libor submission panel. In the New York District Court, the cases with remaining claims against HSBC have been stayed while the court considers motions to certify classes in several putative class actions that are pending against HSBC's co-defendants.

In 2017, HSBC reached agreements with plaintiffs to resolve three putative class actions brought on behalf of persons who purchased US dollar Libor-indexed bonds, persons who purchased US Libor-indexed-exchange-traded instruments and US based lending institutions that made or purchased US dollar Libor-indexed loans. In February 2018, HSBC reached an agreement with plaintiffs to resolve a putative class action brought on behalf of persons who purchased US dollar Libor-indexed interest rate swaps and other instruments directly from the defendant banks and their affiliates. These settlements are subject to court approval.

Euribor: In November 2013, HSBC and other panel banks were named as defendants in a putative class action filed in the New York District Court on behalf of persons who transacted in euro futures contracts and other financial instruments allegedly related to Euribor. The complaint alleges, among other things, misconduct related to Euribor in violation of US antitrust laws, the US CEA and state law. In December 2016, HSBC reached an agreement with plaintiffs to resolve this action, subject to court approval. The court issued an order granting preliminary approval in January 2017, and has scheduled the final approval hearing in May 2018.

Singapore Interbank Offered Rate ('SIBOR'), Singapore Swap Offer Rate ('SOR') and Australia Bank Bill Swap Rate ('BBSW'): In July 2016 and August 2016, HSBC and other panel banks were named as defendants in two putative class actions filed in the New York District Court on behalf of persons who transacted in products related to the SIBOR, SOR and BBSW benchmark rates. The complaints allege, among other things, misconduct related to these benchmark rates in violation of US antitrust, commodities and racketeering laws, and state law. In August 2017, the defendants moved to dismiss the SIBOR and SOR case, and this motion remains pending. The defendants moved to dismiss the BBSW case in February 2017 and this motion also remains pending.

US dollar International Swaps and Derivatives Association fix ('ISDAfix'): In September 2014, HSBC and other panel banks were named as defendants in a number of putative class actions consolidated in the New York District Court on behalf of persons who transacted in interest rate derivatives or purchased or sold financial instruments that were either tied to ISDAfix rates or were executed shortly before, during, or after the time of the daily ISDAfix setting window. The consolidated complaint alleges, among other things, misconduct related to these activities in violation of US antitrust laws, the US CEA and state law. HSBC's motion to dismiss the complaint was denied in March 2016. In June 2017, HSBC reached an agreement with plaintiffs to resolve this consolidated action, subject to court approval. The court issued an order granting preliminary approval in July 2017, but has not yet set a date for the final approval hearing.

HSBC Holdings plc 2017 Results	23

Canadian Dealer Offered Rate: In January 2018, various HSBC entities and other banks were named as defendants in a putative class action filed in the New York District Court in relation to the Canadian Dealer Offered Rate. The claim, which is at an early stage, asserts various breaches of US laws, including US antitrust and racketeering laws, the US CEA, and common law.

There are many factors that may affect the range of outcomes, and the resulting financial impact, of these matters, which could be significant.

Supranational, sovereign and agency bonds
In April 2017, various HSBC companies, among other banks, were added as defendants in a putative class action alleging a conspiracy to manipulate the market for US dollar-denominated supranational, sovereign and agency bonds between 2005 and 2015 in violation of US antitrust laws. In November 2017, plaintiffs filed an amended consolidated complaint which omitted certain HSBC defendants. The remaining HSBC defendants moved to dismiss the amended consolidated complaint, and this motion remains pending.

In November 2017, various HSBC companies and other financial institutions were named as defendants in a putative class action issued in Canada making similar allegations under Canadian law. The claim has not yet been served.

Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of these matters, including the timing or any possible impact on HSBC, which could be significant.

Foreign exchange rate investigations and litigation
Various regulators and competition and law enforcement authorities around the world, including in the US, the EU, Switzerland, Brazil, South Korea and South Africa, are conducting civil and criminal investigations and reviews into trading by HSBC and others on the foreign exchange markets. HSBC is cooperating with these investigations and reviews.

In August 2016, the DoJ indicted two now-former HSBC employees and charged them with wire fraud and conspiracy relating to a 2011 foreign exchange transaction. In October 2017, one of the former employees was found guilty after trial. In January 2018, HSBC Holdings entered into a three-year deferred prosecution agreement with the Criminal Division of the DoJ (the 'FX DPA'), regarding fraudulent conduct in connection with two particular transactions in 2010 and 2011. This concluded the DoJ's investigation into HSBC's historical foreign exchange activities. Under the terms of the FX DPA, HSBC has a number of ongoing obligations, including continuing to cooperate with authorities and implementing enhancements to its internal controls and procedures in its Global Markets business, which will be the subject of annual reports to the DoJ. In addition, HSBC agreed to pay a financial penalty and restitution.

In September 2017, HSBC Holdings and HNAH consented to a civil money penalty order with the FRB in connection with its investigation into HSBC's foreign exchange activities. Under the terms of the order, HSBC Holdings and HNAH agreed to undertake certain remedial steps and to pay a civil money penalty to the FRB.

In December 2016, HSBC Bank plc entered into a settlement with Brazil's Administrative Council of Economic Defense ('CADE') in connection with its investigation into 15 banks, including HSBC Bank plc, as well as 30 individuals, relating to practices in the offshore foreign exchange market. Under the terms of the settlement, HSBC Bank plc agreed to pay a financial penalty to CADE. CADE has also publicly announced that it is initiating a separate investigation into the onshore foreign exchange market and has identified a number of banks, including HSBC, as subjects of its investigation.

In February 2017, the Competition Commission of South Africa referred a complaint for proceedings before the South African Competition Tribunal against 18 financial institutions, including HSBC Bank plc, for alleged misconduct related to the foreign exchange market in violation of South African antitrust laws. In April 2017, HSBC filed an exception to the complaint, based on a lack of jurisdiction and statute of limitations. In January 2018, the South African Competition Tribunal approved the provisional referral of additional financial institutions, including HSBC Bank USA, to the proceedings. These proceedings are at an early stage.

In late 2013 and early 2014, HSBC and other banks were named as defendants in various putative class actions consolidated in the New York District Court. The consolidated complaint alleged, among other things, that the defendants conspired to manipulate the WM/Reuters foreign exchange benchmark rates. In September 2015, HSBC reached an agreement with plaintiffs to resolve the consolidated action, subject to court approval. In December 2015, the court granted preliminary approval of the settlement, and HSBC made payment of the agreed settlement amount into an escrow account. The settlement remains subject to final approval by the court.

In June 2015, a putative class action was filed in the New York District Court making similar allegations on behalf of Employee Retirement Income Security Act of 1974 ('ERISA') plan participants. The court dismissed the claims in the ERISA action, and the plaintiffs have appealed to the US Court of Appeals for the Second Circuit. In May 2015, another complaint was filed in the US District Court for the Northern District of California making similar allegations on behalf of retail customers. HSBC filed a motion to transfer that action from California to New York, which was granted in November 2015. In March 2017, the New York District Court dismissed the retail customers' complaint in response to the defendants' joint motion to dismiss. In August 2017, the retail customer plaintiffs filed an amended complaint and the defendants moved to dismiss. The motion remains pending. In April and June 2017, putative class actions making similar allegations on behalf of purported 'indirect' purchasers of foreign exchange products were filed in New York. Those plaintiffs subsequently filed a consolidated amended complaint. HSBC's motion to dismiss the consolidated amended complaint was filed in August 2017 and remains pending.

In September 2015, two additional putative class actions making similar allegations under Canadian law were issued in Canada against various HSBC companies and other financial institutions. In June 2017, HSBC reached an agreement with the plaintiffs to resolve these actions. The settlement received final court approval in October 2017.

At 31 December 2017, HSBC has recognised a provision for these and similar matters in the amount of $511m. There are many factors that may affect the range of outcomes, and the resulting financial impact, of these matters. Due to uncertainties and limitations of these estimates, the ultimate penalties could differ significantly from the amount provided.

Precious metals fix-related investigations and litigation
Various regulators and competition and law enforcement authorities, including in the US and the EU, are conducting investigations and reviews relating to HSBC's precious metals operations and trading. HSBC is cooperating with these investigations and reviews. In November 2014, the Antitrust Division and Criminal Fraud Section of the DoJ issued a document request to HSBC Holdings, seeking the voluntary production of certain documents in connection with a criminal investigation that the DoJ is conducting of alleged anti-competitive and manipulative conduct in precious metals trading. In January 2016, the Antitrust Division of the DoJ informed HSBC that it was closing its investigation. In January 2018, HSI reached an agreement with the US Commodity Futures Trading Commission ('CFTC') to resolve its investigation of HSBC's precious metals activities. Under the terms of the settlement, HSBC Securities (USA) Inc. agreed to pay a financial penalty to the CFTC.

24	HSBC Holdings plc 2017 Results

Gold: Beginning in March 2014, numerous putative class actions were filed in the New York District Court and the US District Courts for the District of New Jersey and the Northern District of California, naming HSBC and other members of The London Gold Market Fixing Limited as defendants. The complaints allege that, from January 2004 to June 2013, defendants conspired to manipulate the price of gold and gold derivatives for their collective benefit in violation of US antitrust laws, the US CEA and New York state law. The actions were consolidated in the New York District Court. The defendants' motion to dismiss the consolidated action was granted in part and denied in part in October 2016. In June 2017, the court granted plaintiffs leave to file a third amended complaint, which names a new defendant. The court has denied the pre-existing defendants' request for leave to file a joint motion to dismiss. HSBC and the other pre-existing defendants have requested a stay of discovery.

Beginning in December 2015, numerous putative class actions under Canadian law were filed in the Ontario and Quebec Superior Courts of Justice against various HSBC companies and other financial institutions. The plaintiffs allege that, among other things, from January 2004 to March 2014, defendants conspired to manipulate the price of gold and gold derivatives in violation of the Canadian Competition Act and common law. These actions are at an early stage.

Silver: Beginning in July 2014, numerous putative class actions were filed in the US District Courts for the Southern and Eastern Districts of New York, naming HSBC and other members of The London Silver Market Fixing Ltd as defendants. The complaints allege that, from January 2007 to December 2013, the defendants conspired to manipulate the price of silver and silver derivatives for their collective benefit in violation of US antitrust laws, the US CEA and New York state law. The actions were consolidated in the New York District Court. The defendants' motion to dismiss the consolidated action was granted in part and denied in part in October 2016. In June 2017, the court granted plaintiffs leave to file a third amended complaint, which names several new defendants. The court has denied the pre-existing defendants' request for leave to file a joint motion to dismiss. HSBC and the other pre-existing defendants have requested a stay of discovery.

In April 2016, two putative class actions under Canadian law were filed in the Ontario and Quebec Superior Courts of Justice against various HSBC companies and other financial institutions. Plaintiffs in both actions allege that, from January 1999 to August 2014, the defendants conspired to manipulate the price of silver and silver derivatives in violation of the Canadian Competition Act and common law. The Ontario action is at an early stage. The Quebec action has been temporarily stayed.

Platinum and palladium: Between late 2014 and early 2015, numerous putative class actions were filed in the New York District Court, naming HSBC and other members of The London Platinum and Palladium Fixing Company Limited as defendants. The complaints allege that, from January 2008 to November 2014, the defendants conspired to manipulate the price of platinum group metals ('PGM') and PGM-based financial products for their collective benefit in violation of US antitrust laws and the US CEA. In March 2017, the defendants' motion to dismiss the second amended consolidated complaint was granted in part and denied in part. In June 2017, plaintiffs filed a third amended complaint. The defendants filed a joint motion to dismiss, which remains pending.

There are many factors that may affect the range of outcomes, and the resulting financial impact, of these matters, which could be significant.

Treasury auctions
Beginning in July 2015, HSI, among other financial institutions, was named as a defendant in several putative class actions filed in the New York District Court. The complaints generally allege that the defendants violated US antitrust laws and the US CEA by colluding to manipulate prices of US Treasury securities sold at auction. The cases have been consolidated in the New York District Court. In November 2017, the plaintiffs filed an amended consolidated complaint that focused on a sub-group of primary dealer defendants, and dropped several of the financial institutions named in the original consolidated complaint, including HSBC. In December 2017 the court dismissed the consolidated class claims against those defendants, including HSBC, not named in the consolidated amended complaint.

The DoJ has also requested information from HSBC and reportedly other banks regarding US Treasury securities trading practices. HSBC is cooperating with this ongoing investigation.

Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of these matters, including the timing or any possible impact on HSBC, which could be significant.

Interest rate swap and credit default swap litigation
In February 2016, various HSBC companies, among others, were added as defendants in a putative class action filed in the New York District Court. The complaint alleged that the defendants violated US antitrust laws by, among other things, conspiring to boycott and eliminate various entities and practices that would have brought exchange trading to buy-side investors in the interest rate swaps marketplace. In June 2016, this action along with other complaints filed in the New York District Court and the Illinois District Court were consolidated in the New York District Court and, in January 2017, the defendants filed a motion to dismiss. In July 2017, the court granted HSBC's motion to dismiss.

In June 2017, certain plaintiffs in the consolidated action brought a separate individual action in the New York District Court against most of the same defendants, alleging similar violations of federal and state antitrust laws and breaches of common law in relation to the credit default swap market.

Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of these matters, including the timing or any possible impact on HSBC, which could be significant.

Fédération Internationale de Football Association ('FIFA') related investigations
HSBC has received enquiries from the DoJ regarding its banking relationships with certain individuals and entities that are or may be associated with FIFA. The DoJ is investigating whether multiple financial institutions, including HSBC, permitted the processing of suspicious or otherwise improper transactions, or failed to observe applicable AML laws and regulations. HSBC is cooperating with the DoJ's investigation.

Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of this matter, including the timing or any possible impact on HSBC, which could be significant.

Hiring practices investigation
The US Securities and Exchange Commission (the 'SEC') is investigating multiple financial institutions, including HSBC, in relation to hiring practices of candidates referred by or related to government officials or employees of state-owned enterprises in Asia-Pacific. HSBC has received various requests for information and is cooperating with the SEC's investigation.

Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of this matter, including the timing or any possible impact on HSBC, which could be significant.

HSBC Holdings plc 2017 Results	25

Stanford litigation
In January 2018, HSBC Bank plc received a letter of claim from the Antiguan Joint Liquidators of Stanford International Bank Ltd ('SIB') asserting various claims in connection with HSBC Bank plc's role as a correspondent bank to SIB from 2003 to 2009. HSBC Bank plc denies the allegations and is preparing its response.

HSBC Bank plc continues to defend putative class action lawsuits in the US District Court for the Northern District of Texas against HSBC Bank plc and other bank and individual defendants. The complaints, filed by the Official Stanford Investors Committee and a putative class of persons who held monies on deposit and/or certificates of deposit issued by SIB, allege various fraudulent transfer, statutory and tort claims. In November 2017, the court denied the class plaintiffs' motion for class certification. Permission to appeal that ruling has been requested by the class plaintiffs.

Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of these matters, including the timing or any possible impact on HSBC, which could be significant.

10	Events after the balance sheet date
A fourth interim dividend for 2017 of $0.21 per ordinary share (a distribution of approximately $4,199m) was declared by the Directors after 31 December 2017.

These accounts were approved by the Board of Directors on 20 February 2018 and authorised for issue.

11	Capital structure

Capital ratios
	At 31 Dec
	2017	2016
	%	%
CRD IV transitional
Common equity tier 1 ratio	14.5	13.6
Tier 1 ratio	17.3	16.1
Total capital ratio	20.9	20.1

CRD IV end point
Common equity tier 1 ratio	14.5	13.6
Tier 1 ratio	16.4	14.9
Total capital ratio	18.3	16.8

26	HSBC Holdings plc 2017 Results

Total regulatory capital and risk-weighted assets
	At 31 Dec
	2017	2016
	$m	$m
CRD IV transitional
Common equity tier 1 capital	126,144	116,552
Additional tier 1 capital	24,810	21,470
Tier 2 capital	31,429	34,336
Total regulatory capital	182,383	172,358
Risk-weighted assets	871,337	857,181

CRD IV end point
Common equity tier 1 capital	126,144	115,984
Additional tier 1 capital	16,531	11,351
Tier 2 capital	16,413	16,289
Total regulatory capital	159,088	143,624
Risk-weighted assets	871,337	855,762

Leverage ratio
		At 31 Dec
		2017	2016
Ref*		$bn	$bn
20	Tier 1 capital	142.7	127.3
21	Total leverage ratio exposure	2,557.1	2,354.4
		%	%
22	Leverage ratio	5.6	5.4
EU-23	Choice of transitional arrangements for the definition of the capital measure	Fully phased-in	Fully phased-in
	UK leverage ratio exposure - quarterly average	2,351.4	n/a
		%	%
	UK leverage ratio - quarterly average	6.1	n/a
	UK leverage ratio - quarter end	6.1	5.7

*	The references identify the lines prescribed in the EBA template.

12	Statutory accounts
The information in this news release does not constitute statutory accounts within the meaning of section 434 of the Companies Act 2006 ('the Act'). The statutory accounts for the year ended 31 December 2017 will be delivered to the Registrar of Companies in England and Wales in accordance with section 441 of the Act. The auditor has reported on those accounts. Its report was unqualified and did not contain a statement under section 498(2) or (3) of the Act.

13	Dealings in HSBC Holdings plc listed securities
HSBC Group has policies and procedures that, except where permitted by statute and regulation, prohibit specified transactions in respect of its securities listed on The Stock Exchange of Hong Kong Limited. Except for dealings as intermediaries or as trustees by subsidiaries of HSBC Holdings, neither HSBC Holdings nor any of its subsidiaries has purchased, sold or redeemed any of its securities listed on The Stock Exchange of Hong Kong Limited during the year ended 31 December 2017.

Share buy-back
On 22 February 2017, HSBC Holdings commenced a share buy-back programme to purchase its ordinary shares of $0.50 each up to a maximum consideration of $1.0bn. This programme concluded on 12 April 2017. 122,599,324 ordinary shares were purchased and cancelled. On 1 August 2017, HSBC Holdings announced a further share buy-back programme for the purchase of up to a maximum of $2.0bn of its ordinary shares of $0.50. This programme concluded on 20 November 2017 and 205,624,077 ordinary shares were purchased and cancelled. The purpose of both buy-back programmes was to reduce HSBC's number of outstanding ordinary shares.

The nominal value of shares purchased during 2017 was $164,111,701 and the aggregate consideration paid by HSBC was £2,326,610,093.

The table that follows outlines details of the shares purchased on a monthly basis during 2017. At 31 December 2017, the total number of shares purchased was 328,223,401, representing 1.62% of the shares in issue and 1.64% of the shares in issue excluding treasury shares.

Month	Number of shares	Highest price paid per share	Lowest price paid per share	Average price paid per share	Aggregate price paid
		£	£	£	£
Feb-17	20,682,000	6.8080	6.4500	6.5677	135,833,224
Mar-17	77,853,860	6.7800	6.4070	6.5977	513,656,572
Apr-17	24,063,464	6.6360	6.4610	6.5390	157,350,841
Aug-17	49,649,445	7.7090	7.3010	7.4789	371,323,631
Sep-17	55,482,328	7.5260	7.0530	7.2806	403,943,040
Oct-17	53,192,769	7.6880	7.3400	7.4595	396,791,032
Nov-17	47,299,535	7.4650	7.2730	7.3513	347,711,753

HSBC Holdings plc 2017 Results	27

14	Interim dividends for 2018
The Board has adopted a policy of paying quarterly interim dividends on the ordinary shares. Under this policy it is intended to have a pattern of three equal interim dividends with a variable fourth interim dividend. It is envisaged that the first interim dividend in respect of 2018 will be $0.10 per ordinary share.

Dividends are declared in US dollars and, at the election of the shareholder, paid in cash in one of, or in a combination of, US dollars, sterling and Hong Kong dollars, or, subject to the Board's determination that a scrip dividend is to be offered in respect of that dividend, may be satisfied in whole or in part by the issue of new shares in lieu of a cash dividend.

15	Earnings Releases and Interim Results
Earnings Releases are expected to be issued on or around 4 May 2018 and 29 October 2018. The interim results for the six months to 30 June 2018 are expected to be issued on 6 August 2018.

16	Corporate governance codes
HSBC is subject to corporate governance requirements in both the UK and Hong Kong. During 2017, HSBC complied with the applicable provisions of the UK Corporate Governance Code, and also the requirements of the Hong Kong Corporate Governance Code.

Under the Hong Kong Code the audit committee should be responsible for the oversight of all risk management and internal control systems. HSBC's Group Risk Committee is responsible for oversight of internal control, other than internal control over financial reporting, and risk management systems. This is permitted under the UK Corporate Governance Code.

The Group Audit Committee has reviewed the annual results for 2017.

The Board has codified obligations for transactions in HSBC Group securities in accordance with the requirements of the Market Abuse Regulation and the rules governing the listing of securities on The Stock Exchange of Hong Kong Limited ('HKEx'), save that the HKEx has granted waivers from strict compliance with the rules that take into account accepted practices in the UK, particularly in respect of employee share plans. HSBC is in discussion with the HKEx to update these waivers. Following specific enquiry, all Directors have confirmed that they have complied with their obligations in respect of transacting in Group securities during the year.

The Directors of HSBC Holdings plc as at the date of this announcement comprise:
Mark Tucker*, Stuart Gulliver, Phillip Ameen†, Kathleen Casey†, Laura Cha†, Henri de Castries†, Lord Evans of Weardale†, Joachim Faber†, Irene Lee†, John Lipsky†, Iain Mackay, Heidi Miller†, Marc Moses, David Nish†, Jonathan Symonds†, Jackson Tai† and Pauline van der Meer Mohr†.

* Non-executive Group Chairman
† Independent non-executive Director

17	For further information contact:

Media Relations UK - Heidi Ashley Telephone: +44 (0)20 7992 2045	Investor Relations UK - Richard O'Connor Telephone: +44 (0) 20 7991 6590
Hong Kong - Gareth Hewett Telephone: +852 2822 4929	Hong Kong - Hugh Pye Telephone: +852 2822 4908 Email: investorrelations@hsbc.com

28	HSBC Holdings plc 2017 Results

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http://www.rns-pdf.londonstockexchange.com/rns/3206F_-2018-2-19.pdf

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Ben J S Mathews
Title: Group Company Secretary

Date: 20 February 2018